                                                Filed Pursuant to Rule 424(b)(1)
                                                Registration No. 333-85689



                                5,669,758 Shares

                               (DBT ONLINE LOGO)

                                  Common Stock

                               ------------------

     We are selling 1,000,000 shares of common stock and selling shareholders are selling 4,669,758 shares of common stock. We will not receive any proceeds from the shares of common stock sold by selling shareholders.

     The underwriters have an option to purchase a maximum of 850,464 additional shares from selling shareholders to cover over-allotments of shares.

     Our common stock is traded on The New York Stock Exchange under the symbol "DBT." On October 7, 1999, the last reported sale price of our common stock on The New York Stock Exchange was $25.75 per share.

  INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 10.

                                                                  UNDERWRITING                                  PROCEEDS TO
                                             PRICE TO            DISCOUNTS AND           PROCEEDS TO              SELLING
                                              PUBLIC              COMMISSIONS                DBT                SHAREHOLDERS
                                       --------------------   --------------------   --------------------   --------------------
Per Share............................         $25.00                 $1.38                  $23.62                 $23.62
Total................................      $141,743,950            $7,824,266            $23,620,000            $110,299,684

     Delivery of the shares of common stock will be made on or about October 14, 1999.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON                                    INVEMED ASSOCIATES

                The date of this Prospectus is October 7, 1999.

              [GRAPHICS TO INCLUDE COMPUTER SCREEN IMAGES OF EACH
                     OF DBT'S FOUR KEY PRODUCTS: KNOWX.COM,
                        AUTOTRACK, INSIGHT AND INFORMED]

                               ------------------

                               TABLE OF CONTENTS

                                    PAGE
                                    ----
PROSPECTUS SUMMARY................    5
RISK FACTORS......................   10
FORWARD-LOOKING STATEMENTS........   17
USE OF PROCEEDS...................   18
DIVIDEND POLICY...................   18
PRICE RANGE OF COMMON STOCK.......   19
CAPITALIZATION....................   20
SELECTED CONSOLIDATED FINANCIAL
  AND OTHER DATA..................   21
UNAUDITED PRO FORMA CONDENSED
  CONSOLIDATED FINANCIAL
  STATEMENTS......................   23


                                    PAGE
                                    ----
MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.......   29
BUSINESS..........................   39
MANAGEMENT........................   52
PRINCIPAL AND SELLING
  SHAREHOLDERS....................   57
DESCRIPTION OF CAPITAL STOCK......   59
UNDERWRITING......................   61
LEGAL MATTERS.....................   63
EXPERTS...........................   63
WHERE YOU CAN FIND MORE
  INFORMATION.....................   63
INDEX TO FINANCIAL STATEMENTS.....  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION CONTAINED IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.
                               ------------------

     Our logo and certain titles and logos of our products mentioned in this document are our service marks and trademarks. Each brand name and trademark appearing in this prospectus is the property of its holder.

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. It may not contain all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the risk factors and the financial statements. Unless otherwise specified, all information contained in this prospectus assumes no exercise of the underwriters' over-allotment option.

                                   DBT ONLINE

     We are a leading nationwide provider of organized online public records data and other information. We believe that our database is one of the country's largest depositories of public records and other public information, containing more than 4 billion records and more than 25 terabytes of data storage capacity. Our customers are able to access and search our database 24 hours a day, 365 days a year through our Internet websites or over a modem connection.

     The information stored in our files includes:

- first and last names                            - corporation records
- current and past addresses                      - real property records
- known associates and relatives                  - motor vehicle records
- telephone numbers                               - liens, judgments and bankruptcies
- professional licenses                           - UCC filings
                                                  - other assets

     We have developed proprietary software that allows our customers to quickly and cost-effectively search our database for information on people, businesses and assets. Starting with very little information, such as a name or address, our customers can locate and build an extensive profile which we are able to generate into comprehensive, easy-to-read reports.

     We currently have more than 14,000 customers, consisting primarily of insurance companies, law firms, private investigators, law enforcement and government agencies. Our customers use our online information services to detect fraudulent activity, assist law enforcement efforts, locate people and assets and verify information and identities.

     From 1996 to 1998, our revenues increased from $25.0 million to $60.7 million, representing a compound annual growth rate of 55.8%, and our EBITDA increased from $3.9 million to $15.7 million, representing a compound annual growth rate of 100.6%. Since 1996, we have successfully introduced new services and technologies to our customers and have completed several complementary acquisitions.

     Our business objective is to be the leading provider of organized online public information to the corporate, consumer and governmental markets, while enhancing proprietary customer data with public information in our database. To achieve this objective, we intend to continue to develop long-term customer relationships and maintain a high level of customer satisfaction, which we believe will result in additional recurring revenues from our existing products and an enhanced ability to introduce new products. Key elements of our strategy are to:

          - develop new products and applications utilizing our large information database
          - expand our customer base by entering new markets
          - develop more efficient product delivery methods to further penetrate existing markets
          - develop decisioning tools to help customers evaluate data
          - pursue strategic acquisitions of complementary businesses

     Historically, the primary users of public records have been law enforcement and other governmental agencies, law firms, insurance companies and licensed investigation companies. These entities use public records to assist them to investigate fraudulent and criminal activity, to locate individuals and to research businesses and assets. Recently, additional types of customers, including small businesses, consumers and large corporations, are using public records to verify personal information and to search for information related to individuals or businesses. In addition to the growth opportunities in these new markets, we believe that providers of online information services are well positioned to participate in the significant growth associated with Internet commerce. International Data Corporation projects that the total value of goods and services purchased over the Internet worldwide will grow from $50.4 billion in 1998 to $1.3 trillion by the end of 2003. We believe that this projected growth in web-based activity combined with the increasing demand for public records from both new and existing markets supports significant growth for comprehensive and organized online methods for accessing public information.

                                 RECENT EVENTS

     On September 23, 1999, we acquired KnowX.com(sm) and Informed(sm) from Information America, Inc. KnowX.com is a leading Internet-based public record research tool for consumers and small office users. Its core product, Ultimate People Finder(sm), provides a low-cost way to locate individuals using public records. The Informed product line offers qualified users, including commercial lending and leasing companies, access to public information through the Internet or dial-up modems. We believe the acquisition of KnowX.com and Informed will expand and diversify our customer base and allow us to further market our existing products to the rapidly growing population of Internet users.

     On August 12, 1999, we announced the appointment of Ronald A. Fournet as our new President and Chief Executive Officer as well as the resignation of Charles A. Lieppe from these offices due to personal reasons.

     In July 1999, we signed a multi-year agreement to supply US SEARCH.com Inc. with public records and other information on a non-exclusive basis. US SEARCH will use this information to deliver its products and services to consumers and businesses. The agreement requires US SEARCH to purchase a minimum of $20 million of information from us over the next five and one half years.

     In May 1999, we acquired WinSHAPES, Inc., which developed CaseLINK(sm), a Windows(R)-based analysis software that converts data into graphic illustrations to help users visualize relationships among people, businesses, vehicles and other assets. We intend to integrate CaseLINK with our other products and believe the technologies obtained in the acquisition greatly enhance the presentation of our reports.

     Also in May 1999, we merged with I.R.S.C., Inc., a leading provider of court records and other public information used by businesses to conduct pre-employment screening and other anti-fraud due diligence research. IRSC's key product is Insight(TM), a Windows-based software that allows users to create custom menus, custom combined searches and subject profiles. Our merger with IRSC enables us to offer new products to existing customers and expand our product offerings into the pre-employment screening market.

                  PATENT EXPLOITATION AND ENFORCEMENT BUSINESS

     In addition to our core online public records business, we operate in the patent exploitation and enforcement business through our Patlex subsidiary, which exploits and enforces two partially-owned laser patents. Patlex identifies laser products and laser applications that infringe the laser patents, executes licensing agreements with third parties and enforces the laser patents. One of the patents generates substantially all of Patlex's revenues and expires in November 2004. The other patent expires in May 2005. Upon the expiration of the laser patents, Patlex will lose its right to prevent others from exploiting these inventions and to receive royalty payments. We do not expect to derive any revenues from the patent enforcement business following the expiration of the laser patents. For the year ended December 31, 1998, Patlex generated royalties of approximately $6.6 million and had EBITDA of approximately $5.6 million.

                               ------------------

                                   ABOUT US:

   ONLINE INFORMATION BUSINESS           PRINCIPAL EXECUTIVE OFFICES
   ---------------------------           ---------------------------
4530 Blue Lake Road                 5550 W. Flamingo Road, Suite B-5
Boca Raton, Florida 33431           Las Vegas, Nevada 89103
Telephone no.: (561) 982-5000       Telephone no.: (702) 257-1112

WEBSITE: www.dbtonline.com

     The information on our website is not part of this prospectus.

INCORPORATION: Pennsylvania in January 1996

                                  THE OFFERING

Common stock offered....................  1,000,000 shares by us
                                          4,669,758 shares by selling shareholders
                                          -----------
                                          5,669,758
                                          -----------
                                          -----------
Common stock to be outstanding after
  this offering.........................  20,002,663 shares
Use of proceeds.........................  We intend to use the net proceeds of this offering for general corporate
                                          purposes and to fund future
                                          acquisitions. We will not receive any
                                          proceeds from the sale of shares by the
                                          selling shareholders in this offering.
New York Stock Exchange Symbol..........  DBT

---------------

This table excludes:

     - 3,043,802 shares of common stock issuable upon the exercise of options outstanding as of June 30, 1999, at a weighted average exercise price of $18.61 per share; and

     - 329,172 shares of common stock underlying warrants we granted in connection with our acquisition of KnowX.com and Informed at an exercise price of $52.50 per share.

                             SUMMARY FINANCIAL DATA

                                                                                                                   PRO FORMA
                                                                             PRO FORMA         SIX MONTHS          SIX MONTHS
                                             YEAR ENDED DECEMBER 31,        YEAR ENDED       ENDED JUNE 30,          ENDED
                                          ------------------------------   DECEMBER 31,    -------------------      JUNE 30,
                                          1996(1)      1997       1998        1998(2)        1998     1999(3)      1999(2)(3)
                                          --------   --------   --------   -------------   --------   --------   --------------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
 Revenues...............................  $ 22,607   $ 37,777   $ 54,103     $ 62,494      $ 25,401   $ 34,595      $ 40,822
 Royalties..............................     2,382      6,670      6,636        6,636         3,460      3,149         3,149
                                          --------   --------   --------     --------      --------   --------      --------
       Total............................    24,989     44,447     60,739       69,130        28,861     37,744        43,971
Gross Profit
 Electronic Information Group...........    11,811     21,518     29,659       35,184        13,810     20,267        24,632
 Patent Enforcement Group...............     1,760      4,972      4,928        4,928         2,606      2,296         2,296
                                          --------   --------   --------     --------      --------   --------      --------
       Total............................    13,571     26,490     34,587       40,112        16,416     22,563        26,928
Income (loss) from operations
 Electronic Information Group...........        97      4,688      5,252        3,895         2,534      3,186         2,711
 Patent Enforcement Group...............     1,341      3,928      3,903        3,903         2,032      1,771         1,771
 Corporate..............................      (626)      (835)    (1,471)      (1,471)         (606)      (393)         (393)
                                          --------   --------   --------     --------      --------   --------      --------
       Total............................       812      7,781      7,684        6,327         3,960      4,564         4,089
Income before income taxes..............       638      9,272     10,014        7,496         5,064      5,467         4,421
Net income..............................       440      6,101      6,896        4,894         3,360      3,605         2,745
Net income per share:
 Basic..................................  $   0.04   $   0.35   $   0.36     $   0.26      $   0.18   $   0.19      $   0.14
 Diluted................................  $   0.03   $   0.33   $   0.35     $   0.25      $   0.17   $   0.18      $   0.14
Weighted average shares outstanding:
 Basic..................................    12,561     17,568     18,900       18,900        18,895     18,947        18,947
 Diluted................................    12,835     18,495     19,612       19,612        19,761     19,972        19,972
OTHER DATA:
Cash flows from operating activities....  $  1,582   $  9,599   $  9,170     $ 10,270      $  5,233   $  7,296      $  7,527
Cash flows from investing activities....     3,183    (53,542)     4,069        5,571          (467)    (4,834)       (3,504)
Cash flows from financing activities....       558     44,707        172          172           172      1,216         1,216
EBITDA(4)...............................     3,945     13,583     15,706       16,993         7,531      8,697         9,558
Capital expenditures....................     5,371      6,949     14,537       14,537         8,014      5,231         5,377

                                                                      AS OF JUNE 30, 1999
                                                              ------------------------------------
                                                                           PRO        PRO FORMA
                                                               ACTUAL    FORMA(2)   AS ADJUSTED(5)
                                                              --------   --------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $ 25,002   $     2       $ 23,434
Short-term investments......................................    24,651    24,651         24,651
Working capital.............................................    56,635    32,721         56,153
Total assets................................................   100,624   101,231        124,663
Shareholders' equity........................................    89,322    89,882        113,314

---------------

(1) Our 1996 statement of operations data includes the results of Patlex, our patent enforcement business, from August 20, 1996, the date of our reorganization with Patlex, through December 31, 1996.
(2) The pro forma statement of operations data includes the pro forma effects of our acquisition of KnowX.com and Informed as if this acquisition occurred on January 1, 1998. The pro forma balance sheet data includes the pro forma effects of our acquisition of KnowX.com and Informed as if this acquisition had occurred as of June 30, 1999.
(3) Results include one-time merger-related expenses of $817.
(4) EBITDA represents earnings before interest and financial charges, income taxes, depreciation and amortization. We have included information concerning EBITDA (which is not a measure of financial performance under generally accepted accounting principles) because we believe that it is used by certain investors as one measure of financial performance. EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) or as a measure of liquidity. EBITDA as measured by us may not be comparable to similarly titled measures reported by other companies.
(5) As adjusted to reflect the sale by us of 1,000,000 shares of common stock offered through this prospectus and the application of the estimated net proceeds from this offering based on the price to the public of $25.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses.

                                  RISK FACTORS

     You should carefully consider the risks described below before purchasing our common stock. Our most significant risks and uncertainties are described below; however, they are not the only ones we face. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected, the trading price of our common stock could decline and you may lose all or part of your investment.

     WE RELY HEAVILY ON ONE PRODUCT. WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS OR ENHANCE OUR EXISTING PRODUCTS.

     We rely heavily on AutoTrack(sm), our primary investigative search product. For the year ended December 31, 1998, AutoTrack accounted for approximately 67% of our revenues. AutoTrack competes in markets characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Our success will depend to a substantial degree upon our ability to develop in a timely fashion enhancements to AutoTrack and to introduce new products that meet changing customer requirements and emerging industry standards. In order to meet these demands, we continuously evaluate opportunities to enhance AutoTrack and to develop or acquire new products that would utilize our supply of public records information. We may not be able to identify, develop, produce, acquire, market or support new products, or these new products may not gain market acceptance. In addition, some of our new product introductions or enhancements may shorten the life cycle of existing products, including AutoTrack. Failure to introduce new products or product enhancements effectively and on a timely basis could have a material adverse effect on our business, results of operations and financial condition. Furthermore, the development by our competitors of products that would make AutoTrack obsolete could materially adversely affect our business, results of operations and financial condition.

     SOME OF OUR LAW ENFORCEMENT CUSTOMERS HAVE SUSPENDED USE OF OUR PRODUCTS AND SERVICES, WHICH COULD MATERIALLY ADVERSELY AFFECT OUR BUSINESS AND REPUTATION.

     Federal, state and local law enforcement agencies are important customers of ours. Recently, the Drug Enforcement Administration and the FBI suspended their use of our products and services. These agencies expressed concern about whether the target and content of their searches of our databases were accessible by current or former DBT employees. Although the portion of our revenues attributable to these agencies was approximately one percent during the year ended December 31, 1998, we have experienced slower growth in the use of our products and services by other law enforcement agencies since the suspension, which we believe may be attributable to these concerns. In 1998, law enforcement agencies generated approximately 10% of our revenues. We are actively working with these federal agencies to assure them that their use of our databases is completely confidential and that our systems prevent anyone, including DBT employees, from determining the target or content of law enforcement customers' database searches. However, there can be no assurance as to whether or when these agencies will resume use of our services. The failure of these agencies to resume use of our services, or the suspension of the use of our services by additional customers, could have a material adverse effect on our business, results of operations and reputation.

     EFFICIENT USE OF OUR DATABASES DEPENDS ON OUR ACCESS TO SOCIAL SECURITY NUMBERS.

     Social security numbers are the primary organizing principles that we use to generate our reports. Social security numbers could become unavailable to us in the future because of changes in the law or because our data suppliers decide not to supply them to us. If we cannot obtain social security numbers in the future, our ability to generate reports efficiently will be reduced. We can and do use names, addresses and dates of birth to generate our reports. However, without the use of social security numbers, we believe that those reports would not be as complete or accurate as reports generated with social security numbers. We also would incur significant expense to revise the software we use to generate reports. Less complete or less accurate reports could adversely affect our business, results of operations and financial condition.

     WE RELY ON TWO SUPPLIERS FOR THE CREDIT HEADER DATA IN OUR DATABASE.

     We obtain the credit header data in our database from two consumer credit reporting agencies. The data consists of names, addresses, social security numbers and dates of birth. The two consumer credit agencies are Experian Information Solutions, Inc. and Trans Union Corporation. One or both of these suppliers could stop supplying this data to us or could substantially increase their prices. This would materially adversely affect our business, results of operations and financial condition.

     LEGISLATORS AND CONSUMERS ARE INCREASINGLY SCRUTINIZING EXISTING FEDERAL AND STATE LAWS RELATING TO PRIVACY AND THE USE OF PERSONAL INFORMATION AND PROPOSING NEW PRIVACY LAWS. IF THESE LAWS BECOME MORE RESTRICTIVE, WE COULD HAVE LESS INFORMATION TO SUPPLY TO CUSTOMERS AND OUR BUSINESS COULD BE HARMED.

     Many privacy and consumer advocates and federal regulators have become increasingly concerned with public access to or use of personal information, particularly social security numbers and dates of birth. We use personal information to search our databases and to access information in databases of others. Various federal regulators and organized groups have lobbied and are expected to continue to lobby for the adoption of new or additional federal and state legislation to regulate the widespread dissemination or commercial use of personal information. If federal or state laws are amended or enacted in the future to further restrict access and use of personal information, we could have less information to provide to our customers and our business and results of operations could be adversely affected.

     OUR ARRANGEMENTS WITH DATA SUPPLIERS ARE NON-EXCLUSIVE, WHICH MAKES US VULNERABLE TO COMPETITION, AND GENERALLY SHORT-TERM, WHICH MAKES US SUSCEPTIBLE TO PRICE INCREASES OR NON RENEWAL.

     The ability of others to obtain the same data as us or our failure to obtain the data necessary for our products at commercially reasonable costs or at all could materially adversely affect our business and results of operations. We obtain the raw data that we provide to customers from credit reporting agencies, government agencies, data aggregators, competitors and other sole source third party suppliers on a non-exclusive basis. Due to the non-exclusive nature of these relationships, we cannot prevent others from making publicly available the same information that we offer to our customers. Our agreements with our suppliers are generally short-term agreements and some of our suppliers directly compete with us, both of which make us vulnerable to unpredictable price increases or non-renewal. Increases in the cost of obtaining information from suppliers could force us to find alternative sources of information which may not be available on suitable terms. Non-renewal of existing agreements by suppliers, or our failure after non-renewal to enter into new agreements with alternative third party suppliers, could decrease the amount of information we can offer to customers and, consequently, reduce customer use of our products. In addition, some of the data we receive from governmental sources is not available from other sources and therefore cannot be replaced.

     OUR MARKETS ARE HIGHLY COMPETITIVE AND HAVE RELATIVELY LOW BARRIERS TO ENTRY. OUR INABILITY TO RESPOND SUCCESSFULLY TO THE EFFORTS OF OUR COMPETITORS MAY ADVERSELY AFFECT OUR BUSINESS AND RESULTS OF OPERATIONS.

     Competition within our markets is intense and based mainly on price, speed, the comprehensiveness of data and our ability to provide information in an easy-to-read format. Although we believe that we maintain more historical information than our competitors, our markets are highly fragmented and have relatively few barriers to entry. As a result, new companies may enter into direct competition with us, and existing competitors could increase their market share within our customer markets. Either of these developments could adversely affect our business and results of operations.

     In addition, many of our competitors have greater financial and marketing resources than we do. Our competitors may gain significant competitive advantages by increasing efforts to further penetrate their existing client bases and business relationships. These competitors and other potential competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote more resources to developing public record search services for individual or corporate clients than we are willing or able to accomplish. Our competitors or potential competitors may develop services that are superior to or less expensive than ours or create products that achieve greater market acceptance than ours. In response to these competitive pressures, we may make service or marketing decisions, such as reducing our prices or increasing our advertising, which may affect our operating results. If we are unsuccessful in responding to our competitors, our business and results of operations may be materially adversely affected.

     PROBLEMS RELATED TO THE YEAR 2000 ISSUE COULD ADVERSELY AFFECT OUR
BUSINESS.

     The Year 2000 issue is whether technology systems will be able to recognize and process date sensitive information in the year 2000. If technology systems with date sensitive functions are not Year 2000 compliant, they may recognize a date using "00" as the year 1900 rather than the year 2000. The Year 2000 issue could affect our internal technology systems, including our data storage files or hardware, and, if not corrected, could cause system shutdowns, system interruptions or delays in services to customers. As a technological company, we rely heavily on information technology systems, including proprietary software, microprocessors, operating systems, desktop computers and network hardware equipment. These systems store and manage our data files, run our products and perform a variety of administrative functions including accounting, financial reporting, payroll and invoicing. Our inability to make the required Year 2000 modifications or conversions to our technology or our inability to identify and remediate Year 2000 problems in a timely and cost-effective manner could have a material adverse effect on our business and results of operations.

     Year 2000-related issues of third parties on which we rely could also adversely affect us. Our most significant Year 2000 issues relate to the Year 2000 readiness of our data suppliers and Internet connectivity service providers. We depend on information contained primarily in electronic format in databases and computer systems maintained by third parties, including governmental agencies. We also rely on telecommunications service providers to connect us to the Internet. The disruption of third-party systems or the failure of our systems to properly interact with these third-party systems could prevent us from receiving orders or delivering search results in a timely manner, or could affect our ability to refresh our data. The failure of any of those systems could prevent us from delivering our products and services, which could have a material adverse effect on our business and results of operations.

     Although we have undertaken substantial efforts to identify and remediate Year 2000 issues material to our business and to develop contingency plans, there can be no assurance that our efforts will be successful. We are currently developing contingency plans to address any problems that may result if we are unable to achieve Year 2000 readiness for our critical operations. We expect to complete these contingency plans by October 1999. We may not be able to develop, and, if necessary, implement a contingency plan that will adequately address all of our Year 2000 issues. For more information about our Year 2000 readiness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Year 2000 Issue."

     WE FACE SECURITY RISKS RELATED TO OUR ELECTRONIC TRANSMISSION OF CONFIDENTIAL INFORMATION. FRAUDULENT USE OF CREDIT CARD DATA COULD ADVERSELY AFFECT OUR BUSINESS.

     We rely on encryption and other technologies to verify customers' identities and to effect secure transmission of confidential information. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the security measures used by us to protect customer transaction data. Breaches of our security could harm our reputation and customers' willingness to use our services. Security breaches could also cause interruptions in our operations and force us to expend significant capital and other resources to alleviate any resulting problems. Security breaches involving the storage and transmission of our customers' proprietary information, including credit card numbers, could expose us to risk of loss or litigation. We may also suffer losses as a result of online customer orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. Under current credit card practices, a merchant is liable for fraudulent credit card transactions where, as is the case with transactions processed by KnowX.com, that merchant does not obtain a cardholder's signature. We maintain business interruption insurance to mitigate losses associated with operational interruptions caused by any security breaches. Any breach of our security or fraudulent use of credit card data could have a material adverse effect on our business and results of operations.

     WE MAY NOT BE SUCCESSFUL IN EXPANDING OUR INFRASTRUCTURE AND RECRUITING QUALIFIED PERSONNEL, BOTH OF WHICH WE NEED TO MANAGE OUR RAPID GROWTH.

     We are experiencing periods of rapid growth associated with the implementation of our growth strategy. Rapid growth could significantly strain our communication and networking infrastructure, management team and financial resources. To manage our growth effectively, we will need to continuously enhance our information and operational systems, including our operating systems, database software and our financial systems and controls. We will also need to attract, train and retain additional senior managers, technical professionals, including programmers, and other employees. As we offer new services and pursue new customer markets, such as the consumer, banking and healthcare markets, we will need to increase our executive and sales and support personnel. Our business and results of operations may be adversely affected if we are unable to expand and continually improve our operational infrastructure or to recruit and integrate appropriate personnel.

     OUR SERVICES ARE SUBJECT TO VARIOUS FEDERAL AND STATE LAWS AND LICENSING REQUIREMENTS.

     In connection with some services we provide, particularly pre-employment background checks by our IRSC subsidiary, we are considered a "consumer reporting agency," as this term is used in the Fair Credit Reporting Act. We are therefore required to comply with the various consumer credit disclosure requirements of the Fair Credit Reporting Act. Noncompliance with the Fair Credit Reporting Act can result in enforcement actions and fines by both the Federal Trade Commission and state attorneys general. Willful or negligent noncompliance could result in civil liability. Similarly, there are a number of states that have laws similar to the Fair Credit Reporting Act. Further, many state laws limit the type of information that can be made available to the public. In addition, some state laws may require us to be licensed in order to conduct pre-employment background checks. Customers in these states can access our websites, which may subject us to the laws of those states. Although we believe we have obtained the necessary licenses in each state where appropriate for our business, any failure to maintain required licenses could have a material adverse effect on our business and results of operations. In the event we are determined to have violated these federal or state laws, we could be subject to substantial civil and criminal liability which could have a material adverse effect on our business and results of operations.

     WE HAVE A LIMITED OPERATING HISTORY ON THE INTERNET. BECAUSE OF OUR RELATIVE NEWNESS TO THE INTERNET, ITS RAPIDLY CHANGING MARKETPLACE AND THE UNPREDICTABLE GROWTH OF THE ELECTRONIC INFORMATION MARKET, IT IS DIFFICULT TO EVALUATE OUR BUSINESS AND PROSPECTS.

     We have recently launched and acquired Internet products and, consequently, do not have a long operating history on the Internet. We may be unable to effectively use Internet technology or adapt to its rapid changes. Furthermore, we may be unable to accurately forecast customer behavior and recognize or respond to emerging trends, changing preferences or competitive factors on the Internet. Any evaluation of our business and prospects must be made in light of the risks and difficulties frequently encountered by companies offering services in new and rapidly evolving markets such as the Internet. The Internet marketplace is characterized by rapidly changing consumer preferences, low barriers to entry for competitors and rapidly changing technologies. Failure to recognize or respond to these factors may result in a material adverse effect on our business and prospects. Expanding the KnowX.com and AutoTrack Internet products and increasing the market awareness of our Internet services may be complicated, time-consuming and expensive. In addition, it is difficult to predict the size and future growth rate, if any, of the electronic information market. The market for electronic information services may not continue to develop or may become unprofitable. New and evolving trends, including the trend toward low-cost and enhanced access to public information on the Internet, may hinder the growth of our market.

     WE MAY HAVE DIFFICULTY IDENTIFYING, COMPLETING AND INTEGRATING ACQUISITIONS, WHICH COULD DECREASE OUR EARNINGS.

     Our growth depends in part on our ability to identify complementary acquisition candidates and to effectively combine the operations of acquired companies with our own. Complementary acquisition candidates may not be available, or may be unwilling to complete acquisitions on suitable terms. We may be unable to finance acquisitions. Using cash to finance acquisitions may reduce the funds we have available for other corporate purposes. The issuance of common stock to finance acquisitions could be substantially dilutive to existing shareholders. Once we have acquired a business, the integration process may require changes in the operating technologies and strategies of the acquired business. For example, we could have difficulty integrating KnowX.com and Informed into our current business, including linking our databases to the newly acquired products. The integration of acquired businesses may also divert management's attention from its day to day responsibilities. Any difficulties we encounter in the integration process could reduce the earnings we generate from acquired businesses, which may have a material adverse effect on our business and results of operations.

     WE MAY EXPERIENCE SERVICE DISRUPTIONS AS A RESULT OF NATURAL DISASTERS.

     Our ability to successfully receive and complete search requests and provide high-quality client service largely depends on the efficient and uninterrupted operation of our computer and communications hardware systems. Substantially all of our computer and communications hardware is currently located at facilities in Southern Florida, which is an area susceptible to hurricanes. Although we have implemented measures to protect our facilities from natural disasters, our systems and operations may be vulnerable to damage or interruption from hurricanes, fire or flood, and any resulting power loss, telecommunications failure, break-ins or similar events. In addition, events such as hurricanes and floods could prevent our employees from attending work or carrying out their work related responsibilities and could cause interruptions to the computer and communication services and data provided to us by third parties. Any of these events could have a material adverse effect on our business and results of operations.

     WE COULD BE HELD LIABLE FOR DISSEMINATING INACCURATE INFORMATION, OR FOR THE MISUSE OF INFORMATION.

     Under common law and, in some instances, by specific state and federal statutes, we could be held liable to customers or to the subjects of background reports for the dissemination of inaccurate information or for the misuse of information. Liability from these claims could adversely affect our reputation and financial condition. We maintain internal procedures designed to protect us from liability, including the following:

          - We do not alter any of the information we receive from our data suppliers; therefore, the information we provide to our customers is identical to that which appears in public records or which we receive from our suppliers.

          - We ensure that our customers sign our standard subscription agreement, which disclaims any warranties on the information provided to them and, other than governmental customers, provides for indemnification of us for any harm resulting from the misuse of the information.

          - We maintain a liability insurance policy to cover claims by customers or the subjects of reports.

     Although these precautions are designed to protect us from liability, there can be no assurance that claims for providing inaccurate information, or for the misuse of information, will not have a material adverse effect on our financial condition and results of operations.

     SERVICE INTERRUPTIONS MAY NEGATIVELY IMPACT ON OUR REVENUES, DAMAGE OUR REPUTATION AND DECREASE OUR ABILITY TO ATTRACT CUSTOMERS.

     We depend on the satisfactory performance, reliability and availability of our telecommunications infrastructure to attract customers and generate sales. If we experience technical difficulties attributable to a high volume of business or third party malfunctions that result in slower response times, disruptions or unavailability of our services, our revenues, reputation and brand would be harmed and the value of our services to clients would be reduced. Although we have not experienced significant system interruptions in the past, there can be no assurance that these interruptions will not occur in the future. Any interruptions in our services may have a material adverse effect on our business and results of operations.

     OUR STOCK PRICE IS VOLATILE AND MARKET FLUCTUATIONS MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     The trading price of our common stock has fluctuated significantly in the past and it may continue to do so in the future. These fluctuations could be attributable to many unpredictable factors, including low trading volume, announcements of technological innovations, customer growth and usage, the introduction of new products by us or our competitors, developments with respect to our patents or proprietary rights, changes in financial estimates by securities analysts and other events. In addition, the stock market has experienced volatility that has particularly affected the market prices of equity securities of high technology companies such as ours and that often has been unrelated or disproportionate to the operating performance of these companies.

     OUR PATLEX SUBSIDIARY DEPENDS EXCLUSIVELY ON THE EXPLOITATION AND ENFORCEMENT OF LASER PATENTS EXPIRING IN 2004 AND 2005.

     Our Patlex subsidiary partially owns two significant laser patents, which generated revenues of approximately $6.6 million for the year ended December 31, 1998. These laser patents are Patlex's only significant assets. As Patlex's revenues are solely derived from the royalties it receives under its license agreements, any advance in technology which would render the laser patents obsolete could adversely affect Patlex's future revenues and could have an adverse effect on our financial condition and results of operations. Although we do not believe that any recent advances in laser technology exist that may materially adversely affect Patlex's future patent royalty revenues, there has been a gradual advancement in new laser technologies that has adversely affected Patlex's revenues.

     One of the patents generates substantially all of Patlex's revenues and expires in November 2004 and the other patent expires in May 2005. Upon the expiration of the laser patents, Patlex will lose its right to prevent others from exploiting these inventions and to receive royalty payments. We do not expect to derive any revenue from the patent exploitation and enforcement business following the expiration of the laser patents.

                           FORWARD-LOOKING STATEMENTS

     Information included or incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or the negative of these words or other variations on these words or comparable terminology.

     This prospectus contains forward-looking statements that address, among other things, the integration of acquisitions, limited experience with Internet business, growth strategy, computer system capabilities, availability of data and customer demand. These statements may be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally.

                                USE OF PROCEEDS

     We expect to receive approximately $23.4 million of net proceeds from the sale of the 1,000,000 shares of common stock we are offering based on the price to the public of $25.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

     We intend to use the net proceeds of this offering primarily for general corporate purposes, including working capital and capital expenditures. A portion of the proceeds may also be used to acquire or invest in complementary businesses or products. However, we have no present plans, agreements or commitments and are not currently engaged in any negotiations with respect to any transactions for which we would use the proceeds of this offering. We cannot at this time specify with certainty the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, we will have broad discretion in applying the net proceeds.

     We will not receive any proceeds from the sale of shares by the selling shareholders.

                                DIVIDEND POLICY

     We have not declared or paid any cash dividends on our common stock since 1996, and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to finance operations and to expand our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will depend on our financial condition, operating results and capital requirements.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on The New York Stock Exchange under the symbol "DBT." Prior to September 1997, our common stock was quoted on the Nasdaq National Market. The following table sets forth the high and low sales prices per share of our common stock on the Nasdaq National Market and The New York Stock Exchange for the indicated periods.

                                                      HIGH     LOW
                                                     ------   ------
1997
  First Quarter....................................  $22.88   $14.88
  Second Quarter...................................  $29.00   $17.78
  Third Quarter....................................  $32.88   $21.50
  Fourth Quarter...................................  $34.75   $24.75
1998
  First Quarter....................................  $33.38   $21.50
  Second Quarter...................................  $28.25   $21.25
  Third Quarter....................................  $28.50   $12.38
  Fourth Quarter...................................  $25.94   $12.63
1999
  First Quarter....................................  $25.25   $18.75
  Second Quarter...................................  $39.94   $22.75
  Third Quarter....................................  $33.56   $24.50
  Fourth Quarter (through October 7, 1999).........  $26.38   $22.88

     On October 7, 1999, the last reported sale price of our common stock on the NYSE was $25.75 per share.

     The number of record holders of our common stock as of August 1, 1999 was
498. We believe that a larger number of beneficial owners hold shares of our common stock in depository or nominee form.

                                 CAPITALIZATION

     The following table sets forth our actual capitalization as of June 30, 1999, our pro forma capitalization as of June 30, 1999 giving effect to the acquisition of KnowX.com and Informed and our pro forma capitalization as adjusted to reflect the sale by us of 1,000,000 shares of common stock offered by this prospectus, based on the price to the public of $25.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. For a further discussion of our financial condition, you should refer to the more complete information contained in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial and Other Data" and "Unaudited Pro Forma Condensed Consolidated Financial Statements" and the consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                              AS OF JUNE 30, 1999
                                       ----------------------------------
                                                               PRO FORMA
                                                                  AS
                                        ACTUAL    PRO FORMA    ADJUSTED
                                       --------   ---------   -----------
                                                 (IN THOUSANDS)
Cash and cash equivalents............  $ 25,002    $     2     $ 23,434
                                       ========    =======     ========
Total Shareholders' Equity:
  Preferred Stock, $0.10 par value,
     5,000 shares authorized, no
     shares issued or outstanding....        --         --           --
  Common Stock, $0.10 par value,
     100,000 shares authorized,
     19,003 issued and outstanding,
     actual and pro forma, 20,003
     shares issued and outstanding,
     pro forma as adjusted...........     1,900      1,900        2,000
     Additional paid-in capital......    71,515     72,075       95,407
     Retained earnings...............    16,130     16,130       16,130
     Accumulated other comprehensive
       loss..........................      (223)      (223)        (223)
                                       --------    -------     --------
  Total shareholders' equity.........    89,322     89,882      113,314
                                       --------    -------     --------
          Total capitalization.......  $ 89,322    $89,882     $113,314
                                       ========    =======     ========

This table is based on shares outstanding as of June 30, 1999. This table excludes:

     - 3,043,802 shares of common stock issuable upon the exercise of options outstanding as of June 30, 1999, at a weighted average exercise price of $18.61 per share; and

     - 329,172 shares of common stock underlying warrants we granted in connection with our acquisition of KnowX.com and Informed at an exercise price of $52.50 per share.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following selected consolidated financial and other data should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated financial data presented below as of and for the fiscal years ended December 31, 1996, 1997 and 1998 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus and have been restated for our acquisition of IRSC in May 1999, which was accounted for as a pooling of interests. The consolidated financial data presented below as of and for the fiscal years ended December 31, 1994 and 1995 have been derived from our consolidated financial statements prior to the merger with IRSC and unaudited financial statements of IRSC. The consolidated financial data for the six months ended June 30, 1998 and 1999 and as of June 30, 1999 are derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and reflect all adjustments (which consist of only normal recurring adjustments) necessary for a fair presentation of interim periods. Operating results for the six months ended June 30, 1999 are not necessarily indicative of results for the full fiscal year.

                                                                                                 SIX MONTHS
                                                                                                    ENDED
                                                       YEAR ENDED DECEMBER 31,                    JUNE 30,
                                           -----------------------------------------------    -----------------
                                            1994    1995(1)   1996(2)     1997      1998       1998      1999
                                           ------   -------   -------   --------   -------    -------   -------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...............................    $6,493   $13,142   $22,607   $ 37,777   $54,103    $25,401   $34,595
Royalties..............................        --        --     2,382      6,670     6,636      3,460     3,149
                                           ------   -------   -------   --------   -------    -------   -------
        Total revenues and royalties...     6,493    13,142    24,989     44,447    60,739     28,861    37,744
                                           ------   -------   -------   --------   -------    -------   -------
Cost of revenues.......................       856     3,372    11,418     17,957    26,152     12,445    15,181
Sales and marketing....................       287     1,026     2,434      4,367     6,508      3,378     5,331
Research and development...............       553     1,017     2,052      2,364     3,078      1,297     2,201
General and administrative.............     4,189     6,870     8,273     11,978    17,317      7,781     9,650
Loss on IRB transaction................        --     1,660        --         --        --         --        --
Merger and acquisition costs...........        --        --        --         --        --         --       817
                                           ------   -------   -------   --------   -------    -------   -------
        Total expenses.................     5,885    13,945    24,177     36,666    53,055     24,901    33,180
                                           ------   -------   -------   --------   -------    -------   -------
Income (loss) from operations..........       608      (803)      812      7,781     7,684      3,960     4,564
Interest income (expense), net.........       (15)      (76)     (174)     1,491     2,330      1,104       903
                                           ------   -------   -------   --------   -------    -------   -------
Income (loss) before income taxes......       593      (879)      638      9,272    10,014      5,064     5,467
Provision for income taxes.............        51       239       198      3,171     3,118      1,704     1,862
                                           ------   -------   -------   --------   -------    -------   -------
Net income (loss)......................    $  542   $(1,118)  $   440   $  6,101   $ 6,896    $ 3,360   $ 3,605
                                           ======   =======   =======   ========   =======    =======   =======
Net income (loss) per common share:
  Basic................................    $ 0.07   $ (0.12)  $  0.04   $   0.35   $  0.36    $  0.18   $  0.19
                                           ======   =======   =======   ========   =======    =======   =======
  Diluted..............................    $ 0.07   $ (0.12)  $  0.03   $   0.33   $  0.35    $  0.17   $  0.18
                                           ======   =======   =======   ========   =======    =======   =======
Weighted average shares outstanding:
  Basic................................     8,308     9,268    12,561     17,568    18,900     18,895    18,947
                                           ======   =======   =======   ========   =======    =======   =======
  Diluted..............................     8,308     9,268    12,835     18,495    19,612     19,761    19,972
                                           ======   =======   =======   ========   =======    =======   =======
OTHER DATA:
Cash flows from operating activities.......................   $ 1,582   $  9,599   $ 9,170    $ 5,233   $ 7,296
Cash flows from investing activities.......................     3,183    (53,542)    4,069       (467)   (4,834)
Cash flows from financing activities.......................       558     44,707       172        172     1,216
EBITDA(3)..................................................     3,945     13,583    15,706      7,531     8,697
Capital expenditures.......................................     5,371      6,949    14,537      8,014     5,231

                                                                  AS OF DECEMBER 31,                   AS OF
                                                     ---------------------------------------------   JUNE 30,
                                                      1994      1995     1996     1997      1998       1999
                                                     -------   ------   ------   ------   --------   ---------
                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........................  $   337   $1,826   $7,149   $7,913   $ 21,324   $  25,002
Short term investments.............................       --       --       --   44,207     25,840      24,651
Working capital....................................      350      712    4,497   53,638     53,922      56,635
Total assets.......................................    2,421    7,663   30,821   86,355     92,371     100,624
Total debt.........................................      993    2,859    3,073       --         --          --
Shareholders' equity...............................      954    3,074   18,932   76,583     83,893      89,322

---------------

(1) Our results for 1995 were adversely affected by a loss of $1,660 relating to our acquisition and disposition of International Research Bureau, Inc. assets in 1995.
(2) Our 1996 statement of operations data includes the results of Patlex, our patent enforcement business, from August 20, 1996, the date of our reorganization with Patlex through December 31, 1996.
(3) EBITDA represents earnings before interest and financial charges, income taxes, depreciation and amortization. We have included information concerning EBITDA (which is not a measure of financial performance under generally accepted accounting principles) because we believe that it is used by certain investors as one measure of financial performance. EBITDA should not be construed as an alternative to operating income (as determined in accordance with generally accepted accounting principles) or as a measure of liquidity. EBITDA as measured by us may not be comparable to similarly titled measures reported by other companies.

                         UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed consolidated financial statements are based on the consolidated financial statements and unaudited condensed consolidated financial statements of DBT Online, and the historical financial statements of the Online Public Records Business, including the KnowX.com and Informed product lines, which are included elsewhere in this prospectus.

     The unaudited pro forma condensed consolidated balance sheet gives effect to the acquisition of KnowX.com and Informed as if it had occurred on June 30, 1999. The unaudited pro forma condensed consolidated statements of operations give effect to the acquisition of KnowX.com and Informed as if it had occurred as of January 1, 1998. The unaudited pro forma condensed consolidated financial statements do not give effect to this offering. All of the pro forma adjustments are described more fully in the accompanying notes. In our opinion, all adjustments have been made that are necessary to present fairly the pro forma data. Final amounts could differ from those set forth below.

     The unaudited pro forma condensed consolidated financial statements give effect to the acquisition under the purchase method of accounting and are based on the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements. The fair value of the consideration was allocated to the assets and liabilities acquired based upon the fair values of such assets and liabilities at the acquisition date and may be revised for a period of up to one year thereafter. The preliminary estimates and assumptions as to the fair value of the assets and liabilities acquired is based upon information available at the date of preparation of these unaudited pro forma condensed consolidated financial statements and will be adjusted upon the final determination of such fair values.

     The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only and do not purport to be indicative of the results of operations that actually would have been achieved had the acquisition been consummated on the dates or during the periods indicated, or of the results of operations as of any future date or for any future period. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the accompanying notes, the consolidated financial statements and notes thereto of DBT Online and the Online Public Records Business, including the KnowX.com and Informed product lines, all of which are included elsewhere in this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                       BALANCE SHEET AS OF JUNE 30, 1999
                    (in thousands, except per share amounts)

                                                             ACQUISITION OF
                                                  DBT         ONLINE PUBLIC
                                                 ACTUAL    RECORDS BUSINESS(A)   PRO FORMA
                                                --------   -------------------   ---------
ASSETS
Current Assets:
Cash and cash equivalents.....................  $ 25,002        $(25,000)        $       2
Accounts receivable, less allowance...........    12,074           1,133            13,207
Short-term investments........................    24,651                            24,651
Prepaid expenses and other current assets.....     2,562                             2,562
Prepaid income taxes..........................       494                               494
                                                --------        --------         ---------
          Total current assets................    64,783         (23,867)           40,916
Property and equipment, net...................    21,283             500            21,783
Patents, less accumulated amortization........     8,983                             8,983
Goodwill, less accumulated amortization.......     5,335          23,974            29,309
Other assets..................................       240                               240
                                                --------        --------         ---------
          Total assets........................  $100,624        $    607         $ 101,231
                                                ========        ========         =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities......  $  6,367        $     47         $   6,414
Due to other patent interest holders..........     1,781                             1,781
                                                --------        --------         ---------
          Total current liabilities...........     8,148              47             8,195
Deferred income taxes.........................     3,154                             3,154
Shareholders' Equity:
Preferred stock, $0.10 par value; no shares
  issued or outstanding.......................
Common stock, $0.10 par value; 19,003 shares
  issued and outstanding......................     1,900                             1,900
Additional paid-in capital....................    71,515             560            72,075
Retained earnings.............................    16,130                            16,130
Accumulated other comprehensive loss..........      (223)                             (223)
                                                --------        --------         ---------
          Total shareholders' equity..........    89,322             560            89,882
                                                --------        --------         ---------
          Total liabilities and shareholders'
            equity............................  $100,624        $    607         $ 101,231
                                                ========        ========         =========

                   See Notes to Unaudited Pro Forma Condensed
                       Consolidated Financial Statements

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                    (in thousands, except per share amounts)

                                                  ONLINE PUBLIC
                                          DBT        RECORDS       PRO FORMA
                                        ACTUAL      ACTUAL(B)     ADJUSTMENTS      PRO FORMA
                                        -------   -------------   -----------      ---------
Revenues..............................  $54,103      $ 8,391       $                $62,494
Royalties.............................    6,636                                       6,636
                                        -------      -------       --------         -------
          Total.......................   60,739        8,391                         69,130
                                        -------      -------       --------         -------
Cost of revenues......................   26,152        4,608            100 (a)      29,018
                                                                     (1,842)(c)
Sales and marketing...................    6,508        2,574                          9,082
Research and development..............    3,078                                       3,078
General administrative................   17,317        3,353          2,397 (a)      21,625
                                                                     (1,442)(d)
                                        -------      -------       --------         -------
          Total expenses..............   53,055       10,535           (787)         62,803
                                        -------      -------       --------         -------
Income (loss) from operations.........    7,684       (2,144)           787           6,327
Interest income (expense), net........    2,330         (161)        (1,000)(e)       1,169
                                        -------      -------       --------         -------
Income (loss) before income taxes.....   10,014       (2,305)          (213)          7,496
Provision (benefit) for income
  taxes...............................    3,118                        (516)(f)       2,602
                                        -------      -------       --------         -------
Net income (loss).....................  $ 6,896      $(2,305)      $    303         $ 4,894
                                        =======      =======       ========         =======
Net income per share (basic)..........  $  0.36                                     $  0.26
                                        =======                                     =======
Weighted-average shares outstanding
  (basic).............................   18,900                                      18,900
                                        =======                                     =======
Net income per share (diluted)........  $  0.35                                     $  0.25
                                        =======                                     =======
Weighted-average shares outstanding
  (diluted)...........................   19,612                                      19,612
                                        =======                                     =======

                   See Notes to Unaudited Pro Forma Condensed
                       Consolidated Financial Statements

                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                    (in thousands, except per share amounts)

                                                  ONLINE PUBLIC
                                          DBT        RECORDS       PRO FORMA
                                        ACTUAL      ACTUAL(B)     ADJUSTMENTS      PRO FORMA
                                        -------   -------------   -----------      ---------
Revenues..............................  $34,595      $ 6,227       $                $40,822
Royalties.............................    3,149                                       3,149
                                        -------      -------       --------         -------
          Total.......................   37,744        6,227                         43,971
                                        -------      -------       --------         -------
Cost of revenues......................   15,181        2,948             50 (a)      17,043
                                                                     (1,136)(c)
Sales and marketing...................    5,331        2,098                          7,429
Research and development..............    2,201                                       2,201
General administrative................    9,650        2,282          1,199 (a)      12,392
                                                                       (739)(d)
Merger and acquisition costs..........      817                                         817
                                        -------      -------       --------         -------
          Total expenses..............   33,180        7,328           (626)         39,882
                                        -------      -------       --------         -------
Income (loss) from operations.........    4,564       (1,101)           626           4,089
Interest income (expense), net........      903          (71)          (500)(e)         332
                                        -------      -------       --------         -------
Income (loss) before income taxes.....    5,467       (1,172)           126           4,421
Provision (benefit) for income
  taxes...............................    1,862                        (186)(f)       1,676
                                        -------      -------       --------         -------
Net income (loss).....................  $ 3,605      $(1,172)      $    312         $ 2,745
                                        =======      =======       ========         =======
Net income per share (basic)..........  $  0.19                                     $  0.14
                                        =======                                     =======
Weighted-average shares outstanding
  (basic).............................   18,947                                      18,947
                                        =======                                     =======
Net income per share (diluted)........  $  0.18                                     $  0.14
                                        =======                                     =======
Weighted-average shares outstanding
  (diluted)...........................   19,972                                      19,972
                                        =======                                     =======

                   See Notes to Unaudited Pro Forma Condensed
                       Consolidated Financial Statements

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS
                   AS OF JUNE 30, 1999 AND FOR THE YEAR ENDED
                   DECEMBER 31, 1998 AND THE SIX MONTHS ENDED
                                 JUNE 30, 1999
                             (dollars in thousands)

     (a) Represents the acquisition of KnowX.com and Informed. The purchase price is composed of the following:

Cash......................................  $25,000
DBT Online warrants.......................      560
                                            -------
                                            $25,560
                                            =======

        The acquisition agreement provided for the payment of $25,000 in cash, as well as the issuance of warrants to purchase 329,172 shares of our common stock at $52.50 per share. The warrants expire on March 23, 2001. The estimated fair value of the warrants of $560 has been derived using a standard option pricing model.

        The purchase price allocation and related effects of such allocation on the unaudited pro forma condensed consolidated statements of operations are as follows:

                                                                          PRO FORMA
                                                                      DEPRECIATION AND
                                                                        AMORTIZATION
                                                              ---------------------------------
                                                                                   SIX MONTHS
                                                                 YEAR ENDED           ENDED
                                      ALLOCATION     LIFE     DECEMBER 31, 1998   JUNE 30, 1999
                                      ----------   --------   -----------------   -------------
          Accounts receivable.......   $ 1,133           --
          Property and equipment....       500      5 years        $  100            $   50
          Accrued expenses..........       (47)          --
          Trademarks and goodwill...    23,974     10 years         2,397             1,199
                                       -------                     ------            ------
                    Total...........   $25,560                     $2,497            $1,249
                                       =======                     ======            ======

     (b) Represents the historical statements of operations of KnowX.com and Informed for the year ended December 31, 1998 and the six months ended June 30, 1999.

     (c) Cost of revenues reflected in the historical statements of operations for KnowX.com and Informed includes allocations of costs from its parent, a significant portion of which will not have a continuing impact on us subsequent to the acquisition. Those costs which will have a continuing impact on us are as follows:

                                                YEAR ENDED       SIX MONTHS ENDED
                                             DECEMBER 31, 1998    JUNE 30, 1999
                                             -----------------   ----------------
     Royalties.............................       $1,956              $1,447
     Payroll and related expenses..........          644                 297
     Telephone.............................          166                  68
                                                  ------              ------
                                                  $2,766              $1,812
                                                  ======              ======

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                       FINANCIAL STATEMENTS --(CONTINUED)
                             (dollars in thousands)

        The pro forma adjustments to cost of revenues for the year ended December 31, 1998 and the six months ended June 30, 1999 of $1,842 and $1,136, respectively, reduce the cost of revenues amounts of $4,608 and $2,948, respectively, to the historical amount detailed above which is expected to have a continuing impact on us.

     (d) Represents employee related expenses and administrative and management fee allocations which are included in the historical statements of operations of KnowX.com and Informed which will not have a continuing impact on us subsequent to the acquisition. The pro forma adjustments are derived as follows:

                                                YEAR ENDED       SIX MONTHS ENDED
                                             DECEMBER 31, 1998    JUNE 30, 1999
                                             -----------------   ----------------
     Compensation..........................       $1,195              $  580
     Travel and other employee benefits....           77                  71
     Administrative and management fees....          170                  88
                                                  ------              ------
                                                  $1,442              $  739
                                                  ======              ======

     (e) Represents the reduction in interest income to reflect the pro forma effect of reduced investment balances as a consequence of using $25,000 of our interest earning investments to consummate the acquisition of KnowX.com and Informed. The pro forma adjustment is derived using the average rate of return of approximately 4.0% earned during both the year ended December 31, 1998 and the six months ended June 30, 1999.

     (f) Represents the tax benefit associated with the KnowX.com and Informed loss before income taxes, as adjusted for the pro forma adjustments to the unaudited pro forma condensed consolidated statements of operations. The pro forma benefit for income taxes was derived using our effective income tax rate of 34.0%. The effect of pro forma adjustment (e) was not included in deriving the pro forma income tax adjustment because the related interest income is tax-exempt.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
                             (dollars in thousands)

     You should read this discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus and with other financial information incorporated by reference in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation, those set forth in "Risk Factors" and the matters set forth in this prospectus generally.

OVERVIEW

     We are a leading nationwide provider of online public records data and other publicly available information operating through our Electronic Information Group (EIG). We also operate in the patent exploitation and enforcement business through our Patent Enforcement Group (PEG). EIG provides online integrated database services and related reports to law enforcement and other government agencies, law firms, insurance companies, and licensed investigation companies. As a result of our acquisition of the KnowX.com and Informed businesses, EIG will also provide online information to the consumer, small office and commercial lending and leasing markets. PEG exploits and enforces two partially-owned laser patents, generating its revenues through patent royalties.

     In September 1999, we acquired the KnowX.com and Informed businesses from Information America, Inc. in exchange for $25,000 in cash and warrants to purchase 329,172 shares of our common stock. The KnowX.com and Informed acquisitions allowed us to enter the consumer, small office and commercial lending and leasing markets, and were accounted for as a purchase.

     In May 1999, we merged with I.R.S.C., Inc., a private company based in Fullerton, California and issued 432,346 shares of our common stock as merger consideration. The IRSC business combination enabled us to enter the corporate pre-employment screening and anti-fraud due diligence markets. The merger with IRSC was accounted for as a pooling-of-interests. Therefore, we have restated the financial information for each of the periods discussed below to reflect the combined results of our company and IRSC.

     In May 1999, we acquired WinSHAPES, a private company based in Seattle, Washington, in exchange for approximately $442 in cash and the assumption of approximately $704 in liabilities. The WinSHAPES acquisition, through its CaseLINK product, allows us to convert data into graphic illustrations that visualize relationships among people, businesses, vehicles and other assets. The acquisition of WinSHAPES was accounted for as a purchase.

     In August 1997, we acquired The Information Connectivity Group, Inc., or ICON, a private company based in Norcross, Georgia. This acquisition increased our penetration of the insurance company market, and was accounted for as a purchase.

     In August 1996, we were formed as part of the reorganization of Patlex. Through the reorganization, we were established as a holding company and Patlex and Database Technologies, Inc. became our wholly owned subsidiaries. The reorganization combined the revenues and operations of the EIG and PEG groups.

SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

Revenues

     EIG's revenues increased 36.2% to $34,595 for the six months ended June 30, 1999, from $25,401 for the same period in 1998. The increase in EIG's revenues was attributable to new products released by EIG. EIG's active customers (defined as customers accessing the system in a given month) increased only 11.1% to approximately 14,000 at June 30, 1999, from approximately 12,600 at June 30, 1998. We imposed a service fee in the first quarter of 1999, which eliminated a number of unprofitable customers. PEG's revenues decreased 9.0% to $3,149 for the six months ended June 30, 1999, from $3,460 for the same period in 1998. Total consolidated revenues increased 30.8% to $37,744 for the six months ended June 30, 1999, from $28,861 for the same period in 1998.

Cost of Revenues

     EIG's cost of revenues increased 23.6% to $14,328 for the six months ended June 30, 1999, from $11,591 for the same period in 1998. The increase in EIG's cost of revenues was due primarily to increases in both data purchase costs and depreciation expense as EIG continued to invest both in its computer facilities and in the expansion of its databases. As a percentage of EIG's revenues, cost of revenues decreased to 41.4% for the six months ended June 30, 1999, from 45.6% for the same period in 1998. The decrease in cost of revenues as a percentage of EIG's revenues was due to the scale benefits associated with our accelerated revenue growth. PEG's cost of revenues remained substantially constant at $853 for the six months ended June 30, 1999, compared to $854 for the same period in 1998, and consisted solely of the amortization of costs associated with the purchase of PEG's patents. Total consolidated cost of revenues increased 22.0% to $15,181 for the six months ended June 30, 1999, from $12,445 for the same period in 1998.

Sales and Marketing

     EIG's sales and marketing expenses increased 57.8% to $5,331 for the six months ended June 30, 1999, from $3,378 for the same period in 1998. The increase was primarily due to increases in advertising expenses and sales and marketing personnel. As a percentage of EIG's revenues, sales and marketing expenses increased to 15.4% for the six months ended June 30, 1999, from 13.3% for the same period in 1998. This increase was attributable to a greater emphasis on utilizing sales and marketing campaigns to increase revenue growth. PEG did not have sales and marketing expenses.

Research and Development

     EIG's research and development expenses increased 69.7% to $2,201 for the six months ended June 30, 1999, from $1,297 for the same period in 1998. As a percentage of EIG's revenues, research and development expenses increased to 6.4% for the six months ended June 30, 1999, from 5.1% for the same period in 1998. The increase was primarily due to an increase in both salaries and personnel associated with our new product development efforts. PEG did not have research and development expenses.

General and Administrative Expenses

     EIG's general and administrative expenses increased 26.6% to $9,125 for the six months ended June 30, 1999, from $7,207 for the same period in 1998. This increase was due to increases in occupancy expenses, payroll, and other expenses related to the reorganization of our administrative infrastructure. As a percentage of EIG's revenues, general and administrative expenses decreased to 26.4% for the six months ended June 30, 1999, from 28.4% for the same period in 1998. PEG's general and administrative expenses decreased to $525 for the six months ended June 30, 1999, from $574 for the same period in 1998. Total consolidated general and administrative expenses increased 24.0% to $9,650 for the six months ended June 30, 1999, from $7,781 for the same period in 1998.

Operating Profit

     EIG's operating profit increased 44.9% to $2,793 for the six months ended June 30, 1999, from $1,928 for the same period in 1998. This increase was attributable to the continued growth in revenues offset by increased cost of revenues and other operating expenses. Operating profit for the six months ended June 30, 1999 included one-time merger-related costs of $817. Excluding the one-time merger-related costs, EIG's operating profit increased 87.2% to $3,610 for the six months ended June 30, 1999, from $1,928 in the same period in 1998. PEG's operating profit decreased 12.8% to $1,771 for the six months ended June 30, 1999, from $2,032 for the same period in 1998. Total consolidated operating profit increased 15.3% to $4,564 for the six months ended June 30, 1999, from $3,960 for the same period in 1998.

Interest Income

     Net interest income was $903 for the six months ended June 30, 1999, compared to $1,104 for the same period in 1998. The decrease was due to lower cash and investment balances as our capital expenditures increased significantly in 1998, reducing our beginning cash balance in 1999.

Income Taxes

     Our effective income tax rate was 34% for both the six months ended June 30, 1999 and 1998. The effective tax rates for both of these periods were favorably impacted by non-taxable interest income and reduced state income taxes.

Net Income

     Our net income increased 7.3% to $3,605 for the six months ended June 30, 1999, from $3,360 for the same period in 1998. The increase was primarily due to the increase in the operating profit of EIG, offset by the reduced operating profit of PEG, reduced interest income during the period and the incurrence of one-time, merger-related expenses of $817.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997

Revenues

     EIG's revenues increased 43.2% to $54,103 for the year ended December 31, 1998, from $37,777 for the year ended December 31, 1997. The increase in EIG's revenues was attributable to new products released by EIG. PEG's revenues remained constant at $6,636 for the year ended December 31, 1998, compared to $6,670 for the year ended December 31, 1997. Total consolidated revenues increased 36.7% to $60,739 for the year ended December 31, 1998, from $44,447 for the year ended December 31, 1997.

Cost of Revenues

     EIG's cost of revenues increased 50.3% to $24,444 for the year ended December 31, 1998, from $16,259 for the year ended December 31, 1997. The increase was due primarily to increases in both data purchase costs and depreciation expense as EIG continued to invest both in its computer facilities and in the expansion of its databases. The increase in cost of revenues was also due in part to the full year effect of our acquisition of ICON. As a percentage of EIG's revenues, cost of revenues increased to 45.2% for the year ended December 31, 1998, from 43.0% for the year ended December 31, 1997. PEG's cost of revenues remained substantially constant at $1,708 for the year ended December 31, 1998, compared to $1,698 for the year ended December 31, 1997, and consisted solely of the amortization of costs associated with the purchase of PEG's patents. Total consolidated cost of revenues increased 45.6% to $26,152 for the year ended December 31, 1998, from $17,957 for the year ended December 31, 1997.

Sales and Marketing

     EIG's sales and marketing expenses increased 49.0% to $6,508 for the year ended December 31, 1998, from $4,367 for the year ended December 31, 1997. The increase was primarily due to our acquisition of ICON and increases in advertising, trade-show expenses and costs related to the expansion of our sales force. As a percentage of EIG's revenues, sales and marketing expenses increased to 12.0% for the year ended December 31, 1998, from 11.6% for the year ended December 31, 1997. PEG did not have sales and marketing expenses.

Research and Development

     EIG's research and development expenses increased 30.2% to $3,078 for the year ended December 31, 1998, from $2,364 for the year ended December 31, 1997. The increase was primarily due to an increase in payroll and related expenses. As a percentage of EIG's revenues, research and development expenses decreased to 5.7% for the year ended December 31, 1998, from 6.3% for the year ended December 31, 1997. PEG did not have research and development expenses.

General and Administrative Expenses

     EIG's general and administrative expenses increased 49.0% to $16,292 for the year ended December 31, 1998, from $10,934 for the year ended December 31, 1997. This increase was due to increases in rent, public company expenses, goodwill amortization and payroll and related expenses. As a percentage of EIG's revenues, general and administrative expenses increased to 30.1% for the year ended December 31, 1998, from 28.9% for the year ended December 31, 1997. PEG's general and administrative expenses decreased to $1,025 for the year ended December 31, 1998, from $1,044 for the year ended December 31, 1997. Total consolidated general and administrative expenses increased 44.6% to $17,317 for the year ended December 31, 1998, from $11,978 for the year ended December 31, 1997.

Operating Profit

     EIG's operating profit was $3,781 for the year ended December 31, 1998, compared to $3,853 for the year ended December 31, 1997. PEG's operating profit remained constant at

$3,903 for the year ended December 31, 1998, compared to $3,928 for the year ended December 31, 1997. Total consolidated operating profit modestly decreased to $7,684 for the year ended December 31, 1998, from $7,781 for the year ended December 31, 1997.

Interest Income

     Net interest income increased to $2,330 for the year ended December 31, 1998, from $1,491 for the year ended December 31, 1997. The net interest income in 1998 and 1997 resulted from investment earnings on proceeds from the sale of our common stock in May 1997.

Income Taxes

     Our effective income tax rate was 31% for the year ended December 31, 1998, compared to 34% for the year ended December 31, 1997. The 1998 effective tax rate was decreased by the effects of non-taxable investment income, a reduction in our valuation allowance, and a research and development tax credit offset by state income taxes. The 1997 effective tax rate was favorably affected by a research and development tax credit.

Net Income

     Our net income increased 13.0% to $6,896 for the year ended December 31, 1998, from $6,101 for the year ended December 31, 1997. The increase in net income was primarily due to a significant increase in investment income and a reduction in the effective tax rate in 1998.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

Revenues

     EIG's revenues increased 67.1% to $37,777 for the year ended December 31, 1997, from $22,607 for the year ended December 31, 1996. The increase in EIG's revenues was attributable to new products released by EIG. PEG's revenues were $6,670 for the year ended December 31, 1997, compared to $2,382 for the year ended December 31, 1996. This increase was due to the fact that our results of operations in 1996 only included PEG's revenues after August 1996, the month in which we acquired Patlex. Total consolidated revenues increased 77.9% to $44,447 for the year ended December 31, 1997, from $24,989 for the year ended December 31, 1996.

Cost of Revenues

     EIG's cost of revenues increased 50.6% to $16,259 for the year ended December 31, 1997, from $10,796 for the year ended December 31, 1996. The increase in EIG's cost of revenues was primarily due to an increase in data purchase costs. As a percentage of EIG's revenues, cost of revenues decreased to 43.0% for the year ended December 31, 1997, from 47.8% for the year ended December 31, 1996. PEG's cost of revenues increased to $1,698 for the year ended December 31, 1997, compared to $622 for the period from August 1996 through December 31, 1996, and consisted solely of the amortization of costs associated with the purchase of PEG's patents. Total consolidated cost of revenues increased 57.3% to $17,957 for the year ended December 31, 1997, from $11,418 for the year ended December 31, 1996.

Sales and Marketing

     EIG's sales and marketing expenses increased 79.4% to $4,367 for the year ended December 31, 1997, from $2,434 for the year ended December 31, 1996. The increase was primarily due to increases in payroll and trade-show expenses. As a percentage of EIG's revenues, sales and marketing expenses increased to 11.6% for the year ended December 31, 1997, from 10.8% for the year ended December 31, 1996. PEG did not have sales and marketing expenses.

Research and Development

     EIG's research and development expenses increased 15.2% to $2,364 for the year ended December 31, 1997, from $2,052 for the year ended December 31, 1996. This increase was primarily due to increases in payroll and related expenses. As a percentage of EIG's revenues, research and development expenses decreased to 6.3% for the year ended December 31, 1997, from 9.1% for the year ended December 31, 1996. PEG did not have research and development expenses.

General and Administrative Expenses

     EIG's general and administrative expenses increased 39.2% to $10,934 for the year ended December 31, 1997, from $7,854 for the year ended December 31, 1996. This increase was due to increases in rent, public company expenses, goodwill amortization, and payroll and related expenses. As a percentage of EIG's revenues, general and administrative expenses decreased to 28.9% for the year ended December 31, 1997, from 34.7% for the year ended December 31, 1996. PEG's general and administrative expenses increased to $1,044 for the year ended December 31, 1997, from $419 for the period from August 1996 through December 31, 1996. Total consolidated general and administrative expenses increased 44.8% to $11,978 for the year ended December 31, 1997, from $8,273 for the year ended December 31, 1996.

Operating Profit

     EIG's operating profit was $3,853 for the year ended December 31, 1997, compared with an operating loss of $529 for the year ended December 31, 1996. PEG's operating profit was $3,928 for the year ended December 31, 1997, compared to $1,341 for the period from August 1996 through December 31, 1996. Total consolidated operating profit increased to $7,781 for the year ended December 31, 1997, compared to $812 for the year ended December 31, 1996.

Interest Income

     Net interest income was $1,491 for the year ended December 31, 1997, compared to a net interest expense of $174 for the year ended December 31, 1996. The net interest income in 1997 was due to investment earnings on proceeds from the issuance and sale of our common stock in May 1997.

Income Taxes

     Our effective income tax rate was 34% for the year ended December 31, 1997, compared to 31% for the year ended December 31, 1996. This increase in our effective tax rate was attributable to a decrease in research and development tax credits and a significant increase in our pre-tax profit due to our acquisition of Patlex during the year ended December 31, 1996.

Net Income

     Our net income was $6,101 for the year ended December 31, 1997, compared to $440 for the year ended December 31, 1996. This increase was primarily due to the inclusion of the Patlex results following its acquisition, a significant increase in investment income and a significant increase in EIG's operating profit.

LIQUIDITY AND CAPITAL RESOURCES

     Cash flows from operations were $7,296 for the six months ended June 30, 1999, compared to $5,233 for the same period in 1998. Cash flows from operations for the year ended December 31, 1998 were $9,170. We had working capital at June 30, 1999 of $56,635 (including cash, cash equivalents and short-term investments of $49,653) compared to $53,922 (including cash, cash equivalents and short-term investments of $47,164) at December 31, 1998. We expect to fund future working capital requirements with our existing cash and short-term investment balances, with cash generated from operations and with proceeds from the equity offering.

     Capital expenditures were $5,231 for the six months ended June 30, 1999, compared to $8,014 for the same period in 1998. Capital expenditures were $14,537 for the year ended December 31, 1998, compared to $6,949 for the same period in 1997. These expenditures were primarily attributable to the acquisition of computer equipment and, in 1998, to leasehold improvements of our new facility in Boca Raton, Florida. We anticipate additional capital expenditures during the next two fiscal years related to the upgrade of our database capabilities, which we intend to fund entirely through our cash flows from operations.

     We currently have no debt and believe that our existing cash and short-term investment balances together with our cash flows from both EIG and PEG operations will be sufficient to meet our anticipated cash and capital requirements through 1999.

INFLATION

     The rate of inflation has not had a material impact on our operations. Moreover, if inflation remains at its recent levels, it is not expected to have a material impact on our operations for the foreseeable future.

THE YEAR 2000 ISSUE

     The Year 2000 Issue relates to whether information and non-information technology systems will be able to recognize and process date-sensitive information in the year 2000. We rely, directly and indirectly, on information technology systems, such as microprocessors, proprietary operating systems, desktop computers, network hardware equipment, and applications software, to operate our products, manage our business data and perform a variety of administrative services, including accounting, financial reporting, payroll processing and invoicing. We also rely on non-information technology systems, including office equipment, security systems, and telephone systems, to execute our day-to-day operations. In addition, third parties material to our operations, such as suppliers, vendors, and customers, rely on information and non-information technology systems to manage their businesses. Our most significant Year 2000 issues relate to the Year 2000 readiness of our data suppliers and Internet connecting service providers. The Year 2000 Issue could affect our, or third parties', technology systems.

     The Year 2000 Issue could also affect the KnowX.com and Informed businesses, which we acquired from Information America, Inc. In connection with our acquisition of KnowX.com and Informed, we conducted a Year 2000 due diligence review of these products. Based on our review, we believe KnowX.com and Informed are substantially Year 2000 compliant. In addition, the agreement with Information America contains a representation that all of the technology included in the assets we purchased and necessary to operate the KnowX.com and Informed businesses is Year 2000 compliant.

     In order to minimize the risk of Year 2000-related losses, we began conducting a comprehensive assessment of our Year 2000 Issues in August 1998. The assessment focused on five areas that, if affected by the Year 2000 Issue, could have a material adverse effect on our operations. These areas are: 1) data storage; 2) product software used by our customers; 3) product software used internally by us; 4) hardware; and 5) non-information technology systems. The following is a Year 2000 status report for each of these areas, based upon the phase of the assessment completed to date.

Data Storage

     All of our data fields have been made Year 2000 compliant. We continually review vendor-supplied data to ensure compliance is maintained. If any third party fails to supply us with compliant data, we modify the data in order to make it Year 2000 ready. If any third party data suppliers give us data that is not Year 2000 compliant, it could take us longer to make the data suitable for use in our databases.

Product Software Used by Our Customers

     Our product software is divided into two types: software written by us and commercial software written by third parties. The following is an update on the Year 2000 status of each of these areas:

     -  Software Written by Us.

          Preliminary date forward testing revealed that software written by us is Year 2000 compliant. Two software programs important to our business and operations, AutoTrackPLUS(SM) and AutoTrackXP(SM), have been successfully tested for Year 2000 compliance.

     -  Commercial Software Written by Third Parties.

          Version 8.0 of pcAnywhere, the software used to access AutoTrackPLUS, has been certified as Year 2000 compliant by Symantec Corporation, its manufacturer. Through testing, we have determined that earlier versions of pcAnywhere (4.5 and 5.0 for DOS(R), 2.0 for Windows(R), and 7.5 for Windows) are also Year 2000 compliant, except for one two-digit year display, which does not affect the operation of these versions. However, we expect that in the coming months, many of our customers, as part of their Year 2000 remediation efforts, will be switching from the earlier versions

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

     of pcAnywhere to more updated, Year 2000-certified software programs, including AutoTrackXP.

          Versions 4.0 and earlier of Microsoft Internet Explorer(R), which our customers use to access our products, will not be tested for Year 2000 compliance by Microsoft, the manufacturer. We expect that customers using these earlier versions will migrate their systems into Year 2000 compliance through Microsoft's website, which provides online upgrades of Microsoft Internet Explorer(R) at no cost.

          Versions 3.x and 4.x of Netscape Navigator(R) are both Year 2000 compliant when used with Windows 95 or later operating systems. We expect that customers using earlier versions of Netscape Navigator will migrate their systems into Year 2000 compliance through Netscape's website, which provides online upgrades at no cost.

          Third party dialer applications used on the AutoTrackXP install disks have been certified as Year 2000 compliant by the vendor.

Product Software Used Internally By Us

     We have installed a real-time inventory system. We will postpone upgrading commercial software used internally until late 1999, in order to ensure that we obtain the most advanced versions possible.

Hardware

     Desktop Machines. Most of our approximately 350 desktop machines have been replaced with certified Year 2000 compliant Hewlett Packard desktops as part of a company-wide computer upgrade program. Clocking for our computer network has been centralized through a new Year 2000 compliant system. The system controls timekeeping for all desktop machines and servers, and ensures that all date- and time-related codes and functions used in hardware throughout our network remain Year 2000 compliant.

     Support Machines. Support machines used by us have been manually tested and determined to be Year 2000 compliant.

     Servers. Many of our computer servers have failed real-time clock testing. However, successful date forward testing and manufacturer statements of function have shown this failure will not materially affect the operation of the servers. Further Year 2000 - related testing of the servers will be conducted as a safeguard.

     Network Hardware. Our network hardware includes routers, hubs, switches, CD-ROM towers, print servers, and communication servers. Hewlett Packard, our hardware vendor, has certified approximately 80% of this network hardware as Year 2000 compliant. Cisco has certified the remaining 20% of the network hardware. We have confirmed these results through successful date forward testing.

     Communications Hardware. Our communications hardware includes modems and DSU/CSUs. These systems have all been successfully date forward tested.

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

Non-Information Technology Systems

     Internet Connectivity. We rely on telecommunications service providers to connect us to the Internet. If our service providers' systems were not Year 2000 compliant and failed, we could be prevented from receiving orders or delivering search results. By December 31, 1999, we intend to be working with three internet service providers, each of whom could exclusively service our business. We believe that at least one of our three telecommunications service providers will be Year 2000 compliant, however, there can be no assurance that all three or any of the three will be Year 2000 compliant.

     Phone System. Siemens has certified our phone system as Year 2000 compliant.

     Security System. Security software has been certified as Year 2000 compliant. The vendor is currently testing the security hardware for Year 2000 compliance.

     Office Environmental System. Our office environmental system is currently manually controlled and Year 2000 compliant. However, new automated controls for the environmental system are being installed. We plan to test these controls for Year 2000 compliance after they are installed.

     Telephone and Utility System. The Year 2000 status of our telephone and utility systems has not been assessed. We expect that these systems will be made Year 2000 compliant by their providers.

Summary

     We expect to be fully Year 2000 compliant by November 1999. Given our efforts to identify and address our Year 2000 Issues, we do not believe that Year 2000 Issues will have a material adverse effect on our business, results of operations, and financial condition. We estimate that the total cost of addressing our Year 2000 Issues will be approximately $300. All costs associated with the remediation of the Year 2000 Issue will be expensed as incurred. We will develop a contingency plan for dealing with Year 2000 Issues by October 1999.

Risks Associated with the Year 2000 Issue

     Our failure to correct a material Year 2000-related problem in our information or non-information technology systems could result in an interruption in, or a failure of, our normal business activities or operations. We depend on information contained primarily in electronic format in databases and computer systems maintained by third parties, including governmental agencies. We also rely on telecommunications service providers to connect us to the Internet. The disruption of third-party systems or the failure of our systems to properly interact with these third-party systems could prevent us from receiving orders or delivering search results in a timely manner, or could affect our ability to refresh our data. Our inability to bring historical data files, date fields or information purchased from vendors into Year 2000 compliance could have a material adverse effect on our business, financial condition, and results of operations. In addition, we are currently unable to predict the effect that the Year 2000 Issue will have on our suppliers, or the extent to which we would be vulnerable to our suppliers' failures to remediate their Year 2000 Issues on a timely basis. The failure of a major supplier to convert its systems on a timely basis or in a manner that is incompatible with our systems could have a material adverse effect on us.

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

                                    BUSINESS

     We are a leading nationwide provider of organized online public records data and other information. We believe that our database is one of the country's largest depositories of public records and other public information, containing more than 4 billion records with more than 25 terabytes of data storage capacity. Our customers are able to access and search our database 24 hours a day, 365 days a year through our Internet websites or over a modem connection. Our files store various kinds of information on individuals, businesses and assets, including:

INFORMATION ON INDIVIDUALS                            INFORMATION ON BUSINESSES AND ASSETS
--------------------------                            ------------------------------------
- first and last names                            - corporation records
- current and past addresses                      - real property records
- known associates and relatives                  - motor vehicles records
- telephone numbers                               - liens, judgments and bankruptcies
- professional licenses                           - UCC filings
                                                  - other assets

     Our proprietary software tools allow our customers to quickly and cost-effectively search our large database for information. Starting with very little information, such as a name or address, our customers can locate and build an extensive profile which we are able to generate into comprehensive, easy-to-read reports.

     We currently have more than 14,000 customers, consisting primarily of insurance companies, law firms, private investigators, law enforcement and government agencies. Our customers use our online information services to detect fraudulent activity, assist law enforcement efforts, locate people and assets and verify information and identities. From 1996 to 1998, our revenues increased from $25.0 million to $60.7 million, representing a compound annual growth rate of 55.8%, and our EBITDA increased from $3.9 million to $15.7 million, representing a compound annual growth rate of 100.6%. Since 1996, we have successfully introduced new services and technologies to our customers and have completed several complementary acquisitions.

     In September 1999, we acquired KnowX.com and Informed from Information America, Inc. KnowX.com is a leading Internet-based public record research tool for consumers and small office users. Informed offers qualified users, including commercial lending and leasing companies, access to public information through the Internet or dial-up modems. We believe our acquisition of KnowX.com and Informed will expand and diversify our customer base and allow us to further market our products to the rapidly growing population of Internet users.

     In July 1999, we signed a multi-year agreement to supply US SEARCH with public records and other information on a non-exclusive basis. US SEARCH will use this information to deliver its products and services to consumers and businesses. The agreement requires US SEARCH to purchase a minimum of $20 million of information from us over the next five and one half years.

MARKET OVERVIEW

     The market for public information includes both public records and publicly available information. Public records primarily include information from governmental entities or agencies, such as names and addresses of individuals and corporations, driving records, court records, bankruptcy filings, lien filings and real property records. Publicly available information includes data such as professional licenses and residence directories. As the sources of this information are often geographically dispersed and the information is available in many different forms, locating and aggregating this information is a time-consuming, costly and challenging task. Moreover, verifying the data and organizing it into a useful format presents additional difficulty. We believe that, given the fragmented nature of public records and other publicly available information, the ability to effectively aggregate the data and generate easy to read reports in a timely manner represents a high value-added service.

     Historically, the primary users of public records have been law enforcement and other governmental agencies, law firms, insurance companies and licensed investigation companies. These entities use public records to assist them to investigate fraudulent and criminal activity, locate individuals and research businesses and assets. As an example of the significant amount of fraud that occurs each year, according to a 1996 survey by The Conning Company, more than $120 billion is lost through insurance fraud each year in the United States, including $20 billion in property, casualty and life insurance fraud and $95 billion in healthcare insurance fraud. We believe that businesses will expand their efforts to combat fraud, increasing the demand for public information services in these markets and continuing to represent a significant growth opportunity.

     In recent years, additional types of customers, including small businesses, consumers and larger corporate customers, have been using online public records in the ordinary course of their business to verify personal information and to search for information related to individuals or businesses. We believe these new market opportunities will create additional demand for online public information search and retrieval services.

     We also believe that providers of online information services are well positioned to participate in the significant growth associated with Internet commerce. The growth of the Internet as a global medium for communication and information exchange is expected to continue to increase demand for content and services that are accessed and delivered through web-based media. According to International Data Corporation, the number of Internet users worldwide is expected to grow from 159 million at the end of 1998 to an estimated 510 million in 2003. International Data Corporation also estimates that the total value of goods and services purchased over the Internet worldwide will grow from approximately $50.4 billion in 1998 to approximately $1.3 trillion by the end of 2003. This growth is due in part to a user's ability to efficiently and rapidly search the Internet to access and manipulate information from a wide variety of sources. Through electronic commerce, these information services can be accessed and delivered online in a quick, easy, and inexpensive manner. We believe that the growth in web-based activity combined with the increasing demand for public records from both new and existing markets will support significant growth for comprehensive and organized on-line methods for accessing public information.

STRATEGY

     Our business objective is to be the leading provider of organized online public information to the corporate, consumer and governmental markets, while enhancing proprietary customer data with public information in our database. To achieve this objective, we intend to continue to develop long-term customer relationships and maintain a high level of customer satisfaction, which we believe will result in additional recurring revenues from our existing products and an enhanced ability to introduce new products. Key elements of our strategy are to:

  Develop New Products and Applications Utilizing our Large Information Database

     We believe that we maintain one of the largest databases of public information in the United States, which is enhanced by proprietary technology that makes data retrieval fast and efficient. Our existing database of public records and information, which we continually update and expand, presents opportunities to develop new products and services at a relatively low incremental cost. We will seek to capitalize on our relatively fixed investment in our existing database by continuing to develop new applications that use this data to tailor services to the needs of particular customers. For example, the Los Angeles County Sheriff's Department asked us to develop a tool for finding up-to-date addresses of individuals who were the subject of arrest warrants. In response, we developed the CLAWS(sm) system, which performs daily searches of our large databases. We are currently marketing the CLAWS system to our other law enforcement customers. Similarly, we recently completed a large project designed to detect voter fraud for the state of Florida and are currently marketing this service to other states. We will pursue similar additional opportunities to fully utilize our existing database. In addition to developing new applications, we believe that we can supply public records and information on a wholesale basis to Internet-based businesses. For example, we recently entered into an agreement to supply a minimum of $20 million of data to US SEARCH over the term of the five and one half year agreement. We intend to pursue other wholesale data supply arrangements that represent additional uses for our data.

  Expand Our Customer Base by Entering New Markets

     We believe our existing product portfolio, including those products obtained through recent acquisitions, will allow us to aggressively pursue new market opportunities. We have specifically identified and intend to pursue growth opportunities within the consumer, lending/leasing and pre-employment screening markets. We believe that our acquisition of KnowX.com gives us a significant presence in the large and rapidly growing consumer and small office markets. KnowX.com provides these customers with a low cost method of researching important purchases, such as checking the history and ownership of a home, before making a purchase decision. We are also currently introducing online screening and selection services to these markets which will allow customers to instantly verify the identity of individuals with whom they are conducting business on the Internet. Our acquisition of Informed provides us with an established relationship with commercial lending and leasing companies. Lastly, through our acquisition of Insight, we intend to vigorously pursue customers in the pre-employment screening market, providing both detailed verification and screening and selection services. We will continue to seek additional opportunities to deliver our existing product offerings to new markets.

  Develop More Efficient Delivery Methods to Further Penetrate Existing Markets

     We continually seek to enhance our relationships with existing customers by developing more efficient methods for the delivery and presentation of our products. We recently introduced AutoTrackXP, a Windows compatible product with an HTML-based interface. AutoTrackXP allows customers to access our products using off-the-shelf web browser technology commonly found on today's personal computers. We believe that the improved efficiency and ease of access to our products afforded by AutoTrackXP will

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

significantly expand the number of customers using our products in industries we presently serve. In addition to utilizing our browser technology, we expect to utilize our recently-acquired CaseLINK technology to enhance the presentation of our reports. CaseLINK converts our data into graphic illustrations that helps users visualize relationships among people, businesses, vehicles and other assets, creating user-friendly reports that we believe will contribute to increased use of our products. We intend to continue to focus on improving the delivery and presentation of our products, which we believe will increase usage of our services by our customers.

  Develop Decisioning Tools to Help Customers Evaluate Data

     We are currently working to develop technologies that qualitatively and quantitatively evaluate the records and information retrieved by our customers, particularly in the insurance and health care industries. We believe that these tools will assist customers in predicting patterns of behavior, which will allow them to more effectively prevent fraudulent activity. We expect to use this technology to link our products with customers' specific claims files or databases to develop decision-making templates to identify potential fraudulent claims before any payments are made with respect to those claims. We believe these product development efforts will allow us to provide customized, comprehensive solutions to our customers, complementing our current product offerings and significantly increasing the value-added nature of our products.

  Pursue Strategic Acquisitions of Complementary Businesses

     We continuously monitor and consider opportunities to expand our customer base and acquire new products and technologies through acquisitions of complementary businesses or assets. We recently completed an acquisition of WinSHAPES, through which we obtained the CaseLINK technology, and a merger with IRSC, which provided us with pre-employment screening capabilities. We also recently acquired KnowX.com and Informed, which we believe will enable us to establish a significant presence in the consumer, small office and commercial lending and leasing markets. We intend to continue to pursue additional strategic acquisitions that enhance our products and technologies and expand our customer base.

DATABASES AND OPERATIONS

  Databases

     With 25 terabytes of data storage capacity and over 4 billion records, our databases contain public records, publicly available information and other non-public information gathered from governmental and private data sources. The information stored in our files includes first and last names, current and past addresses, known associates and relatives, telephone numbers, professional licenses, corporation records, liens, judgments, bankruptcies, UCC filings and records for real estate, motor vehicles, and other assets. While each file or source may contain information that is geographically or topically unique, we have created proprietary software that links the files to each other. Our proprietary software tools allow customers to perform searches starting with very little information, and by cross-referencing our databases, generate an extensive profile built into one comprehensive, easy-to-read report. Customers conduct searches through all files, or through topical or geographical files, to retrieve possible matches to the subject of the search. For example, in order to perform a nationwide search for an individual who has a driver's license, our databases would search each state's driver's license file, matching similar names in a matter of seconds. Our software then is able to combine the retrieved information into an extensive profile on the subject of the search by cross-referencing data received from the initial search with other records regarding the same individual in our databases.

     Customers can customize their search results in any number of ways. Some of our customers provide us with their own proprietary data for the retrieval of cross-referenced or similar data in our databases. Our software is able to build a profile with information tailored to the customer's request. Using our software, our databases will retrieve persons or assets associated with the subject of the search, such as persons living at the same address, and add associated information to a profile. Our software also has the ability to sort through a comprehensive profile and generate a report which identifies, in graphics or in writing, the relationships between people, assets or other information which appears in a report. We have bundled many of our software tools into specific products to facilitate frequently run searches. The following represent our larger, more frequently accessed files, which we also intend to use in conjunction with products we may acquire in the future.

          - Records on Individuals. We maintain information on millions of individuals throughout the United States, including current and previous addresses, neighbors, dates of birth, and other information.

          - Records on Corporations. We maintain information on active and inactive businesses, based on Secretary of State filings in 43 states, including officers, directors, registered agents, corporate status and federal employment identification numbers.

          - Property Records. Our property records include information on real property in 42 states and the U.S. Virgin Islands, such as mailing address, parcel number, assessed values, recent and prior sales prices and property narratives.

          - Vehicle Records. Our vehicle records include information on vehicle registrations in 32 states, including the owner's name and address, description, title information, vehicle identification number, lienholder information, and historical data.

          - Records on Drivers. We maintain information on drivers' licenses issued in 23 states, including drivers' license numbers, addresses, dates of birth and zip codes.

          - Records on Liens, Judgments and Bankruptcies. We maintain information on business and consumer bankruptcies in all 50 states and we maintain files on federal and state tax liens and civil judgments in 31 states.

          - UCC Filings. We maintain UCC lien filing information for 44 states, including debtor, secured party, address, state, assignee, collateral and filing number.

          - Professional Licenses. We maintain professional licensing records from 43 states, including license categories, license numbers, business and licensee names and addresses. We also have FAA pilots licenses and DEA-controlled substance licenses in all 50 states.

     We believe that the size and diversity of our databases are unmatched in the industry and, combined with our ability to quickly cross-reference between them, provide us with significant competitive advantages in the market place. We believe we are the only major online public information provider that maintains and continually refreshes historical information provided to us by our data suppliers. In many cases, we have archives of data

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dating back more than 10 years. We also believe that we maintain superior database quality in part because, while we do not revise data contents, we format each data file we receive in order to make it useable on our databases.

  Hardware Configuration

     We designed and built our existing proprietary computer configuration to create a mass-storage file system. While we currently use our proprietary hardware configuration, we recently agreed to purchase an open-architecture, complete mass-storage hardware and software system file system. Our new configuration will feature database software designed by Oracle that will run on a central processing unit produced by Sun Microsystems. EMC will provide the mass storage file system to store the libraries of information contained in our databases.

     We will phase in our new hardware configuration over the next year in order to minimize the risk of service disruption. The implementation of our new hardware configuration will increase the speed of our data retrieval, the storage capacity of our databases and the long-term serviceability of our hardware, all of which will expand our capabilities to continue to service our growing customer base. Our new computer configuration will continue to offer our customers fast-index retrieval and real-time redundant fault tolerances.

  Data Sources

     We obtain our data from the federal and state governments and from third party data aggregators. Many of our data suppliers send us computer diskettes, tapes or other mediums for data storage. We convert and format all of these data storage mediums for use with our products. We currently receive data from over 300 vendors, which include information from all 50 states, over 3,000 counties and approximately 1,500 government agencies. Leading domestic credit bureaus are our largest data suppliers. We also obtain site licenses and pay variable fees based on the frequency of our customers' access to our suppliers' databases. Our data costs are comprised of both fixed fee and variable fee arrangements.

     In order to protect our databases and to minimize the risk of service disruptions, we create daily back-up files of the raw data in our databases, our customers' offline search inquiries and results, saved reports and logged transactions. We also operate a second system that is redundant to our primary data retrieval system. In addition, we house our primary and secondary databases in separate buildings. Our building planners have advised us that our buildings are substantially hurricane and tsunami proof. We protect our databases from intruders with a state of the art active security system, and we record the entry and exit of all employees and visitors at all times with a key card system.

PRODUCTS

     We currently have four principal products:

  AutoTrack

     Our AutoTrack products provide online access, from a customer's computer, 24 hours a day, seven days a week, to our databases. AutoTrack is able to search a multitude of databases for information on specific search items and combine the data into a single, easy to read report. As hundreds of databases can be searched to build a report, we simultaneously compile information over several internal distributed processes, which speed

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report compilation time dramatically. Comprehensive database searches and in-depth report compilation are made possible by our proprietary indexing techniques. We have implemented a pricing plan that seeks to attract new subscribers and increase usage. The primary components of the AutoTrack pricing structure are search and report fees, which cost $2.00 per search and range from $7.00 to $18.00 per report. We offer AutoTrack through two main products, AutoTrackXP and AutoTrackPlus(sm).

     AutoTrackXP is our new Windows(R) compatible product that allows access to our database warehouse using off-the-shelf Web browser technology commonly found on today's personal computers. With an Internet browser such as Netscape Navigator(R) or Microsoft Internet Explorer(R), customers can access our database using Windows point-and-click technology. Customers connect to our www.autotrackxp.com website using a modem and any standard dial-up software designed for connecting to the Internet. In addition to the standardized interface, the multi-tasking Windows environment permits browsing and running of multiple reports simultaneously, as well as allowing the customer to cut and paste information from the browser directly into other open documents. With its HTML-based interface, we believe that anyone familiar with Internet browsers can easily learn to use AutoTrackXP in just minutes. Introduced on May 1, 1999, we expect that AutoTrackXP will represent approximately 40% of our AutoTrack revenues by the end of 1999.

     AutoTrackPlus is our original data retrieval product. Qualified subscribers access AutoTrackPlus over a modem connection and are able to search either national or state-specific databases. We are currently in the process of converting our AutoTrackPlus customers to AutoTrackXP.

     Our AutoTrack products are used by law enforcement, property and casualty insurance companies and law firms in their day to day business. For example, an investigator can run a search using AutoTrack to determine whether there is a relationship between parties in an auto accident for which an insurance claim has been filed to determine the likely validity of the claim. Similarly, an investigator could research a suspected criminal's current and former addresses as well as known associates and their addresses to assist in the apprehension of a criminal.

     KnowX.com

     KnowX.com is a market leader of Internet-based public record research targeting consumers and small office users. Its core product, Ultimate People Finder, provides a low-cost way to locate individuals through public records, while its other products provide summary and detailed public record information on individuals and businesses. KnowX.com provides access to public records databases that allow users to locate and research people, assets and companies. We did not purchase any data in connection with the KnowX.com acquisition, but we have entered into a transition services agreement with the seller which allows us to use its databases for up to one year. Following this transition period, we intend to use our databases to supply the public records and other information for the KnowX.com products.

     Reported instantaneously through its web interface, KnowX.com performs searches on a real-time basis. The KnowX.com website generates its revenue through transactions, as opposed to advertising, and enjoys repeat customer usage of nearly 50% of all its traffic. The KnowX.com products have experienced significant growth as Internet-accessed small businesses and consumers discover the service and recognize its usefulness. KnowX.com

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reported 1998 revenues of $2.9 million, a 508% increase from 1997 revenues of
$0.5 million.

     We acquired KnowX.com in September 1999 as a part of our purchase of selected businesses from Information America. KnowX.com currently charges customers from $1.00 to $1.50 per database search. Consumers and small office customers use KnowX.com for a variety of purposes. For example, a consumer may use KnowX.com to access information to locate a missing relative or to research the history of a home which the consumer is thinking of purchasing.

     Insight

     InSight(TM) is a Windows(R) based software, obtained in May 1999 when we merged with IRSC, that provides access to public and publicly available records and permits users to order manual searches such as searches of court records and employment, education and professional license verifications. Its flexible interface enables users to create custom menus and custom combined searches. The custom menu ability helps customers to focus on the specific services most often used while the custom combined feature saves customers time in entering search information. Using InSight's profile feature, customers can create subject profiles, save them and use them at a later date to obtain updated reports. InSight also allows users to capture information for integration into other files and reports. InSight Plus(TM), which is currently under development, is an enhanced browser-based version of InSight specifically designed for the human resources market. Features of InSight Plus will include integrated reports, flexible billing and the ability to obtain status information on orders through the Internet. An important feature of Insight Plus is the back-end processing system which we expect will improve turnaround time, reduce costs and increase quality.

     Through InSight, customers can conduct a Signal(TM) search, which is an instant verification tool that analyzes subject data and produces warnings based on inconsistencies in that data. For example, a warning would be issued if a social security number was issued prior to a date of birth or if a telephone number prefix did not match the city provided. An enhanced version of Signal is in development, which will take advantage of data hosted by us and provided through AutoTrack. Users of InSight are charged on a transaction basis with prices ranging from $3.00 to $20.00 per search or verification.

     While InSight is used for a variety of purposes, including loan evaluation and vendor due diligence, nearly 50% of IRSC's revenues are generated from pre-employment screening. For example, an employer could verify the accuracy of the information contained on an applicant's employment application, as well as review or investigate criminal records, driving history or education credentials. InSight is subject to regulation under the Fair Credit Reporting Act.

     Informed

     The Informed product line uses publicly available information and high-speed search and retrieval technology to identify relationships between people, assets and businesses. Customers use the product for a variety of purposes, including lending and leasing transactions. The Informed software platform enables users to access multiple databases and create easy-to-read reports with a web-like interface. This platform simplifies the search process for the customer, encouraging more frequent use. Currently, there are three "packaged" Informed products: Informed Investigator, Informed Lender, and Informed

Credit Manager. We acquired the Informed product line in September 1999 as part of our purchase of selected businesses of Information America.

     Typical Informed users include banks and leasing companies, in addition to insurance companies and corporate clients. For example, a loan officer may verify the background information provided to him by a potential borrower using the Informed product. The pricing structure for Informed products ranges from $5.00 for relatively simple searches to $50.00 for more complex searches that are national in scope.

RESEARCH AND DEVELOPMENT

     We continually work to develop new products and services that respond to our customers' needs. Our recent research and development efforts currently include, among other things, the development of products designed to quantitatively and qualitatively evaluate data to meet the needs of new and existing customers.

     As of June 30, 1999, our research and development staff included personnel with special programming capabilities, including 37 people engaged in product development and engineering, 7 people engaged in advanced technology applications, 3 people engaged in quality assurance and testing, and 9 people in purchasing, administrative and supporting functions.

SALES AND MARKETING

     We believe that substantial opportunities exist to attract new customers and increase our revenues from existing customers. Our marketing objective is to stimulate demand for our products by targeting the needs of various market segments, including law enforcement, governmental agencies, insurance companies, banks, consumers, small businesses and leasing companies. We have divided our sales and marketing staff into groups that concentrate on one or two industries in order to focus our efforts. We also are expanding our sales and marketing department in order to provide more individualized attention to our customers and to monitor the quality and reliability of our products. Our current sales force includes 40 people, an increase of 30 employees since 1996. We generally target customers with higher spend profiles with the goal of entering into long-term agreements to provide industry specific products to these customers. In addition, we continue to solicit new customers through trade show advertisements, direct mail and trade publications.

     We intend to make significant investments in the advertising of the KnowX.com brand to rapidly increase our consumer customer base.

CUSTOMER SUPPORT AND TECHNICAL ASSISTANCE

     Our customer support staff provides technical assistance to all of our customers, at no charge, 24 hours a day, 365 days per year. We dedicate specialized operators to first-time users requiring log-in assistance, repeat users with technical problems, such as connectivity or printing malfunctions, and customers requiring additional or new products. Our sales and marketing personnel have trained the customer support staff to offer customers products that other customers in their industry use.

REGULATION

     Government Regulation

     Regulation of access to information for public use varies from state to state. Therefore, the amount of information available in particular states may vary. In many states, all government records are specifically made public by law unless excluded by a specific statutory exception. These exceptions exist primarily with respect to private criminal history information, such as arrest records, which generally may only be provided to law enforcement agencies for specific purposes. The continued availability of public record data is also subject to federal legislation. For example, the Driver's Privacy Protection Act of 1994 places certain restrictions on the release and use of personal data included in state motor vehicle records. Though legislators and consumers appear to be increasingly scrutinizing privacy laws, we cannot predict whether state regulation in any particular state will change, nor whether the federal government will implement new regulations with respect to access to specific information.

     The Fair Credit Reporting Act obligates our IRSC subsidiary to provide information to users only for permissible purposes, including credit, insurance or employment purposes. If a creditor, insurer or employer denies an individual credit, insurance or employment based in whole or in part on our report, then the consumer must be notified of the basis for denial. Under the FCRA, the consumer can ask for an opportunity to correct any inaccurate information in the report. We are obligated to investigate any alleged inaccuracies in our reports and correct them if necessary. In addition, along with other resellers of public information, our IRSC subsidiary signed a consent decree with the Federal Trade Commission. The consent decree regulates our customers' use of information. As a result, we require that our customers specify their intended use of the information sought from us.

     Self-Regulation

     Together with 13 other leading information industry companies, we formed the Individual Reference Services Group, or IRSG, which worked closely with the Federal Trade Commission and recently adopted self-regulatory principles governing the dissemination and use of data that help identify, verify or locate individuals. The IRSG Principles adopted by the IRSG members in December 1997 impose significant restrictions on the access and distribution of non-public information. In addition, the IRSG Principles require that information from non-public sources about persons identifiable as minors are not to be disseminated to either the public, commercial or professional markets. The IRSG Principles provide the enforcement mechanisms, including yearly compliance reviews by qualified independent third party auditors. In the first quarter of 1999, PricewaterhouseCoopers reviewed our Database Technologies, Inc. subsidiary's operations and certified our compliance with the IRSG Principles. Also, in the first quarter of 1999, Corbin & Wertz certified our IRSC subsidiary's compliance with the IRSG Principles, and PricewaterhouseCoopers LLP certified Information America's business as compliant with the IRSG Principles.

     We screen potential customers, process orders and verify the credentials and references of each potential customer in accordance with the IRSG Principles. We reserve the right to refuse, or withdraw without notice, access to our products, and have established procedures designed to restrict access to our system and certain products to qualified individuals. Once we approve an application, the customer signs a subscription agreement and use certification which governs the use of and access to our products. A standard subscription agreement includes a disclaimer of any warranties on the data and, except for law enforcement and other government customers, an indemnification for liabilities resulting from the customer's use of the data.

COMPETITION

     The electronic information industry is competitive, and is characterized by rapid technological change and the entry into the field of large, well capitalized companies, and smaller, niche competitors. Competition within our markets is intense and based mainly on price, speed, the comprehensiveness of data and the ability to provide information in an easy-to-read form. We currently compete in the investigative, pre-employment and consumer markets.

          - In the investigative market, we compete with local, regional and national private investigation firms, such as LEXIS-NEXIS, West Publishing, ChoicePoint, Kroll-O'Gara Company, the Pinkerton division of Securities AB, the Proudfoot Reports Division of ASI Solutions, Inc., and a significant number of companies operating on either a national scale or a local or regional basis.

          - In the pre-employment market, we compete with firms offering comprehensive public record information, such as ChoicePoint and Avert.

          - In the consumer market, we compete with free individual locator and information services, including services offered by Internet search engines, telephone companies and other third parties who publish free printed or electronic directories. We also compete with companies that offer products similar to ours, such as US SEARCH.

     Our competitors in these markets often offer a wide variety of information services, ranging from news to legal databases, that allow them to offer their products to similar customer bases.

PATENT EXPLOITATION AND ENFORCEMENT BUSINESS

     In addition to our online public records business, we operate in the patent exploitation and enforcement business through our Patlex subsidiary, which exploits and enforces two partially owned laser patents. These laser patents include a Gas Discharge Laser Patent and a Brewster Angle Window Patent. Patlex's patent exploitation and enforcement business involves the identification of laser products and laser applications that infringe the laser patents, the execution of licensing agreements with third parties and the enforcement of the laser patents. The Gas Discharge Laser Patent generates substantially all of Patlex's revenues and expires in November 2004. The Brewster Angle Window Patent expires in May 2005. Upon the expiration of the laser patents, Patlex will lose its right to prevent others from exploiting these inventions and to receive royalty payments. We do not expect to derive any revenues from the patent exploitation and enforcement business following the expiration of the laser patents.

  Patent Exploitation

     Substantially all of Patlex's revenues consist of royalty income derived from the licensing of the laser patents. As the exclusive licensing agent, Patlex actively monitors the laser industry to identify manufacturers and users who exploit the laser patents without Patlex's authorization. Patlex then enters into agreements that compel the unauthorized manufacturers and users to report and pay royalties. Generally, these agreements are either licensing agreements or settlement agreements. The licensing agreements allow users and manufacturers to use the laser patents on an ongoing basis. By contrast, settlement agreements require payment of a lump sum of money for past infringement, but do not permit the continued use of the laser patents. Manufacturers and sellers of products that incorporate the laser patent technology typically enter into licensing agreements while licensees that use, but do not manufacture or sell, the Laser Patent technology, tend to enter into settlement agreements.

     As of December 31, 1998, Patlex had agreements with a total of 189 laser manufacturers representing a wide cross-section of industries. Of such agreements, 184 were licensing agreements and the remaining 5 were settlement agreements.

     The market for Patlex's licensing agreements prior to the expiration of the laser patents depends on the state of the commercial laser industry. Factors contributing to fluctuation in the number of laser patent license agreements include Patlex's execution of license agreements with new commercial entities, spin-offs creating new entities from existing licensees, business failures, combinations between existing licensees and termination of existing agreements for cause or by mutual consent. We believe that the majority of the commercial laser manufacturers in the United States, as well as a majority of manufacturers importing lasers into the United States, have been licensed to use the laser patents. In addition, as a result of licensing efforts to date, royalties from past infringement are expected to be minimal in the future.

  Patent Enforcement

     Patlex's ability to exploit the laser patents through its licensing program has been directly tied to its successes in litigating the validity of the laser patents, both in the courts and before the United States Patent and Trademark Office. We believe that the major period of litigating the validity and enforceability of the laser patents has passed. However, the laser patents may be subject to subsequent challenges.

PROPERTY AND EQUIPMENT

     We currently lease approximately 150,000 square feet of office space in Boca Raton, Florida, to conduct our online public records business. Our patent enforcement business currently leases approximately 3,000 square feet in Las Vegas, Nevada. Our IRSC subsidiary currently leases 8,250 square feet of office space in Fullerton, California. Our WinSHAPES subsidiary currently leases 2,500 square feet of office space in Seattle, Washington. We believe that these facilities are adequate for our current needs.

EMPLOYEES

     As of June 30, 1999, we had 359 full-time employees. We consider our relationships with our employees to be good. None of our employees are covered by collective-bargaining agreements.

LEGAL PROCEEDINGS

     Along with our IRSC subsidiary, its former chairman and principal shareholder, we are party to a lawsuit against a group of eight companies that formerly conducted business with IRSC. These eight companies allege that IRSC was obligated to enter into a merger agreement with them and that the former chairman of IRSC was obligated to work for the company surviving the merger. The companies also allege that we interfered with the obligations of IRSC and its former chairman by acquiring IRSC. When these companies threatened to sue, we filed a lawsuit against them in federal court in May 1999 to establish jurisdiction of the action in Florida. We believe we have meritorious defenses to these companies' claims.

     We also have initiated a lawsuit against High Tech Data Services and its affiliates and principals, with whom we had a non-competition and non-disclosure agreement. Our lawsuit alleges that High Tech violated the non-competition and non-disclosure agreement, infringed our trade and service marks and misappropriated our trade secrets. The court has scheduled a trial in October 1999 to decide our lawsuit.

     From time to time, we are involved in litigation in the ordinary course of business, including litigation in connection with non-competition agreements our employees sign and the alleged infringement of intellectual property rights. Except for the IRSC and High Tech litigations discussed above, we are not currently involved in, and do not know of, any material litigation against us.

ACQUISITION OF KNOWX.COM AND INFORMED

     On September 23, 1999, we acquired KnowX.com and Informed for $25 million in cash and warrants to acquire 329,172 shares of our common stock. The warrants have an exercise price of $52.50 per share and are exercisable at any time until March 23, 2001. The acquisition agreement contains customary representations and warranties and indemnification provisions. In connection with our acquisition of KnowX.com and Informed, West Publishing, the parent of Information America, Inc., has entered into a non-competition agreement with us. Also in connection with the acquisition, we have entered into employment agreements with certain key employees of KnowX.com. In addition, we have entered into a transition service agreement with West Publishing which will allow us to use their data to support the KnowX.com and Informed products for a period of up to one year, after which we will only use our databases. The transition services agreement will also require West Publishing to provide us with technical support during such transition period.

                                   MANAGEMENT

KEY OFFICERS AND DIRECTORS

     As of September 30, 1999 our key officers and directors are as follows:

                NAME                   AGE                 POSITION
                ----                   ---                 --------
Frank Borman.........................   71   Chairman of the Board of Directors(1)
Ronald A. Fournet....................   47   President and Chief Executive Officer
George A. Bruder, Jr.................   43   Senior Vice President
Andrew J. Perlmutter.................   39   Vice President, Business Development
James S. Milford.....................   51   Vice President, Law Enforcement,
                                             Sales
Timothy M. Leonard...................   40   Vice President, Finance, Treasurer,
                                             and Chief Financial Officer
Daniel Goodrich......................   38   Chief Information and Technology
                                             Officer
Richard T. Rogers....................   55   Vice President, Marketing
Kevin A. Barr........................   39   Vice President, Human Resources
Thomas J. Hoolihan...................   43   Vice President, General Counsel
Pam Rendine-Cook.....................   41   Vice President, Customer Services
Jack H. Reed.........................   66   Vice President, Governmental
                                             Relations
Robin Platt Teincuff.................   43   President, I.R.S.C.
Jane Rafeedie........................   40   General Manager, KnowX.com
Don R. Brown.........................   47   President, WinSHAPES
Charles G. Betty.....................   41   Director(2)
Gary E. Erlbaum......................   54   Director(1)
Jerold E. Glassman...................   63   Director(2)
Kenneth G. Langone...................   63   Director(1)
Bernard Marcus.......................   70   Director(2)(3)
Andrall E. Pearson...................   73   Director(3)
Eugene L. Step.......................   70   Director(3)

---------------

(1) Member of the Executive Committee.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.

     FRANK BORMAN has been Chairman of DBT Online since August 1996. From September 1995 until August 1996, he also served as Chief Executive Officer and a director of Patlex. He served as Chairman and Chief Executive Officer of Patlex from 1988 to December 1992, and as Chairman of AutoFinance Group, Inc. from December 1992 to September 1995, during the period that Patlex was a subsidiary of AutoFinance Group. He served as Vice Chairman of the Board of Directors at Texas Air Corporation from 1986 to 1991. From 1969 to 1986, he served in various capacities for Eastern Airlines, including President, Chief Executive Officer and Chairman of the Board of Directors. Mr. Borman served in the United States Air Force from 1950 to 1970. Mr. Borman currently serves as a director of The Home Depot, Inc., Thermo Instruments Systems, Thermo Power and American Superconductor Corporation and is also a member of the Board of Trustees of the National Geographic Society.

     RONALD FOURNET has been Chief Executive Officer and President of DBT Online since August 1999. Mr. Fournet has served as Chief Information and Technology Officer of DBT Online since December 1998. From 1996 to 1998, Mr. Fournet served in various capacities for Equifax, Inc., most recently as Senior Vice President and Chief Technology Officer of North American operations. Mr. Fournet held various positions at US West, Inc. from 1986 to 1996. From 1980 to 1986, he worked in various capacities with GTE Corporation. Mr. Fournet served in the United States Army Special Forces Intelligence Operations from 1973 to 1980.

     GEORGE A. BRUDER, JR. has been Senior Vice President of DBT Online since November 1997. Since August 1994, Mr. Bruder has held various positions with DBT Online. From June 1982 until August 1994, Mr. Bruder worked in various capacities for the Broward Sheriff's office in Broward County, Florida.

     ANDREW J. PERLMUTTER has been Vice President of DBT Online since August 1997. Prior to joining DBT Online, Mr. Perlmutter served as President of the Information Connectivity Group, where he worked with the insurance community to provide technology-based access to the high quality anti-fraud products and services. From September through December 1993, Mr. Perlmutter served as President of Joseph Hamerman & Associates. Prior to that, Mr. Perlmutter was Director of Client Relationships for a New York insurance defense legal firm from 1979 to 1993.

     JAMES S. MILFORD has been Vice President of DBT Online since February 1998. From 1971 to 1997, he served with the United States Department of Justice, Drug Enforcement Administration, where most recently he held the position of Deputy Administrator, and was a recipient of the U.S. Presidential Award of Excellence. During his twenty-six years with the DEA, Mr. Milford's senior positions included Executive Assistant to DEA's Administrator, Chief of International Operations and Special Agent in Charge of Florida.

     TIMOTHY M. LEONARD has been Vice President, Finance, Treasurer & Chief Financial Officer of DBT Online since February 1997. From June 1994 until January 1997, Mr. Leonard served in various capacities for GMIS Inc., including Director of Finance from June 1994 through May 1995, and Vice President, Finance and Chief Financial Officer from May 1995 through January 1997. Mr. Leonard worked for Ernst & Young LLP from 1981 through June 1994.

     DANIEL GOODRICH has been Chief Information and Technology Officer since September 1999. From 1998 to 1999, Mr. Goodrich was the Vice President of Technology for Information America, Inc. From 1993 to 1998, Mr. Goodrich was a member of the Senior Technology Staff for Storage Technology Corp. From 1987 to 1993, he served in various capacities for Sceptre Corp.

     RICHARD T. ROGERS has been Vice President, Marketing for DBT Online since November 1998. From 1987 to October 1998, Mr. Rogers was a management consultant for Business Development Resources and several companies directly, including DBT Online, focusing on strategic planning and marketing. He served as Vice President of Marketing for Stroh's Brewery from 1985 until 1986, and spent the first fifteen years of his career in the marketing and management of consumer packaged goods for such companies as Proctor & Gamble, Cheeseborough Ponds and Mars.

     KEVIN A. BARR has been Vice President, Human Resources of DBT Online since February 1998. From 1995 to 1997, Mr. Barr served in various capacities for Nabisco International, most recently as Vice President, Human Resources of Asia Pacific operations in Singapore. From 1991 through 1995, Mr. Barr served in several positions for Dun & Bradstreet. Mr. Barr also served in various Human Resource positions for Chase Manhattan Bank from 1981 to 1990.

     PAM RENDINE-COOK has been Vice President, Customer Services since April 1999. From 1994 to 1999, Ms. Rendine-Cook served as Assistant Vice President, Integrated Development Environments at Equifax, Inc. Ms. Rendine-Cook has also served in various technical capacities for Southern Company Services, John H. Harland, Co. and R.L. Polk & Co.

     THOMAS J. HOOLIHAN has been Vice President and General Counsel of DBT Online since November 1997. From January 1989 until November 1997, Mr. Hoolihan served in various capacities at Unilever United States, Inc., most recently as Associate General Counsel -- Corporate and Assistant Secretary.

     JACK H. REED has been Vice President of Governmental Relations for DBT Online since May 1999. Mr. Reed has been a licenced private investigator since 1964. He founded I.R.S.C., Inc. in 1979 and began selling public record and non-public information to private investigators, corporations, insurance companies and financial institutions in 1983. Mr. Reed is a member of the California Association of Licensed Investigators and serves on the National Task Force on Privacy, Technology and Criminal Justice Information. He was President of the National Council of Investigation & Security Services and was a founder of the IRSG, a consortium of leading companies within the information industry formed to address privacy concerns of the public related to the dissemination and commercial use of public information.

     ROBIN PLATT TEINCUFF has been the President and Chief Executive Officer of I.R.S.C., Inc. since July 1995. She has spent her 17 year career in the public record information industry. Prior to her tenure with I.R.S.C., Inc., Ms. Teincuff served in various capacities at Prentice Hall Online, a unit of Prentice Hall Legal and Financial Services, from 1992 to 1995, most recently as their Vice President and General Manager.

     JANE RAFEEDIE has been the General Manager of the KnowX.com since 1997. From 1997 to September 1999, she was the General Manager of KnowX.com when it was owned by a subsidiary of the West Group, and in September 1999, she agreed to continue to serve as General Manager when DBT Online acquired KnowX.com. Ms. Rafeedie held various positions with the West Group subsidiary from 1989 through 1994 and 1995 through 1997, including Director of Market Development. During 1994 through 1995, Ms. Rafeedie was a product manager for VoiceCom Systems, Inc.

     DON R. BROWN is President of WinSHAPES, one of our subsidiaries which he founded in 1995. Prior to his tenure with WinSHAPES, Mr. Brown had a successful record in starting and building technical corporations over the past fifteen years. Mr. Brown formed Team Asia/America Solutions, a software consortium, in 1994 and CAD Institute, the largest technical education and training institute in the world, in 1985. Mr. Brown also served as President of LandCADD International, a leading Autodesk software developer, from 1992-1995.

     CHARLES G. BETTY has been a director of DBT Online since August 1998. Mr. Betty is President and Chief Executive Officer of EarthLink Network, Inc., a national Internet service provider. From February 1994 until January 1996, Mr. Betty was a strategic planning consultant advising Reply Corp., Perot Systems Corporation and Microdyne, Inc. From 1989 to 1994, he was president and Chief Executive Officer of Digital

Communications Associates, Inc. Mr. Betty is also a director of Physician's Data Corporation and is a member of the national advisory board of the Georgia Institute of Technology.

     GARY E. ERLBAUM has been a director of DBT Online since August 1996. He has been involved with Patlex since May 1972, serving as a director of Patlex from 1983 to December 1992, and as a director of AutoFinance Group, Inc. from December 1992 to September 1995, during the period that Patlex was a subsidiary of Auto Finance Group. Since 1983, he has been the President of Greentree Properties Corporation, which is engaged in real estate and business ventures. He is also a director of David's Bridal, Inc., a national retail chain, and several privately owned companies.

     JEROLD E. GLASSMAN has been a director of DBT Online since February 1999. Since 1969, Mr. Glassman has served as Chairman of the law firm of Grotta, Glassman & Hoffman, P.A. which specializes in labor, employment and employee benefits law and related litigation. Mr. Glassman also serves as Special Labor Counsel to the New Jersey Sports and Exposition Authority, Special Labor Counsel to Governor Christine Todd Whitman of New Jersey, and Director of the DiGiorgio Corporation of Carteret, NJ, a large wholesale grocery distribution company.

     KENNETH G. LANGONE has been a director of DBT Online since August 1996, and was a director of Patlex from September 1995 to August 1996. He has been involved with Patlex since 1979, serving as a Patlex director from 1979 to December 1992, and as a director of AutoFinance Group, Inc. from December 1992 to September 1995, during the period that Patlex was a subsidiary of AutoFinance Group. Since 1974, Mr. Langone has been Chairman of the Board of Directors, Chief Executive Officer and President of Invemed Associates LLC, a New York Stock Exchange member firm engaged in investment banking and brokerage services. He is one of the co-founders of The Home Depot, and has been a director of that company since 1978. He also serves as a director of The New York Stock Exchange, Inc., General Electric Company, Unifi, Inc., Tricon Global Restaurants, Inc., InterWorld Corporation and several private corporations.

     BERNARD MARCUS has been a director of DBT Online since October 1997. Mr. Marcus is one of the co-founders of The Home Depot, Inc., and has been its Chairman of the Board of Directors since its inception in 1978. He also served as Home Depot's Chief Executive Officer from 1978 to 1997. Mr. Marcus serves on the Board of Directors of the National Service Industries, Inc., and Westfield America, Inc. Mr. Marcus also serves on the Board of the National Foundation for the Centers for Disease Control and Prevention and is Chairman of the Board of The Marcus Center, which provides support services for persons with developmental disabilities and their families. In addition, he is a member of the Advisory Board of the Board of Directors of the Sheperd Center in Atlanta, Georgia and Vice President and member of the Board of The City of Hope, a charitable organization in Duarte, California.

     ANDRALL E. PEARSON has been a director of DBT Online since June 1997. Since June 1997, Mr. Pearson has also been Chairman and Chief Executive Officer for Tricon Global Restaurants, Inc. Prior to joining Tricon Global Restaurants, he served as Principal for Clayton, Dubilier & Rice, Inc., a management buy-out firm in New York, specializing in leveraged acquisitions involving management participation of large U.S. corporations. From 1985 until June 1993, he was the Class of 1958 Professor of Business Administration at Harvard Business School. Prior to joining Harvard Business School, Mr. Pearson spent 15 years at PepsiCo, Inc., 14 years as President and Chief Operating Officer. Mr. Pearson serves as a director of CitiGroup Inc. He is also a trustee of the New York University Medical Center and the Good Samaritan Medical Center in Palm Beach, Florida.

     EUGENE L. STEP has been a director of DBT Online since March 1997. From 1973 to 1992, Mr. Step served in various senior management positions with Eli Lilly & Co., most recently as Executive Vice President, President of the Pharmaceutical Division and a member of the Board of Directors and its Executive Committee. Mr. Step is a past Chairman of the Board of the Pharmaceutical Manufacturers Association and a past President of the International Federation of Pharmaceutical Manufacturers Association. Mr. Step also serves as a director of Cell Genesys, Inc., Scios, Inc., Medco, Inc., Pathogenesis, Inc. and Guidant Corp.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of September 9, 1999, and as adjusted to reflect the sale of the shares of common stock offered in this prospectus, by:

          - each person or entity that we know owns more than 5% of our common stock;
          - our chief executive officer and each of our other executive officers;
          - each of our directors;
          - the selling shareholders; and
          - all our current directors and executive officers as a group.

     The number and percentage of shares beneficially owned exclude shares of common stock issuable upon the exercise of warrants we granted in connection with our acquisition of KnowX.com and Informed.

                                                      SHARES                                SHARES
                                                   BENEFICIALLY                          BENEFICIALLY
                                                       OWNED            NUMBER OF            OWNED
                                                  BEFORE OFFERING        SHARES         AFTER OFFERING
                                                -------------------       BEING       -------------------
NAME OF BENEFICIAL OWNER(1)                      NUMBER     PERCENT   OFFERED(2)(6)    NUMBER     PERCENT
---------------------------                     ---------   -------   -------------   ---------   -------
Hank Asher(3).................................  4,469,758    23.5%      4,469,758            --      --%
Kenneth G. Langone(4).........................  1,900,200    10.0                     1,900,200     9.5
The Equitable Companies Incorporated(5).......  1,612,400     8.5                     1,612,400     8.1
Charles A. Asher(6)...........................  1,563,008     8.2         200,000     1,363,008     6.8
Soros Fund Management LLC(7)..................  1,495,424     7.9                     1,495,424     7.5
Gary E. Erlbaum(8)............................    417,962     2.2                       417,962     2.1
Frank Borman(9)...............................    200,000     1.1                       200,000     1.0
Bernard Marcus(10)............................     67,942       *                        67,942       *
J. Henry Muetterties..........................     49,820       *                        49,820       *
George A. Bruder, Jr.(11).....................     33,334       *                        33,334       *
Andrall E. Pearson(10)........................     30,000       *                        30,000       *
Eugene L. Step(12)............................     20,000       *                        20,000       *
Kevin A. Barr(10).............................     10,000       *                        10,000       *
Charles G. Betty(10)..........................     10,000       *                        10,000       *
Jerold E. Glassman............................         --      --                            --      --
Ronald A. Fournet(13).........................         --      --                            --      --
All executive officers and directors as a
  group
  (14 persons) (14)...........................  2,809,342    14.8%                                 14.0%

---------------

 * Less than 1%
 (1) Beneficial ownership is determined in accordance with the rules of the Commission. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days count as outstanding for computing the percentage beneficially owned by the holder. Except as otherwise indicated by footnote, we believe that the persons named in this table have sole voting and investment power with respect to the shares of common stock shown.
 (2) The number of shares being offered does not include shares to be sold by some selling shareholders if the underwriters exercise their over-allotment option. If the underwriters exercise their over-allotment option in full, RFT Capital Ventures LP, which beneficially owns 358,293 shares (or 1.9%) and whose general partner is Jack Reed, our Vice President of Governmental Relations, will sell 107,488 shares in the over-allotment option, and will own 250,805 shares (or 1.3%) after this sale. If the underwriters exercise their over-allotment option in full, The Sharon L. Guenther Revocable Living Trust, a shareholder who beneficially owns 71,660 shares, will sell 21,498 shares in the over-allotment option, and will own 50,162 shares (or less than one percent) after this sale. If the underwriters do not exercise their over-allotment option in full, the underwriters will purchase the first 128,986 shares of the over-allotment from RFT Capital Ventures and The Sharon L. Guenther Revocable Living Trust in proportion to the number of shares each is offering to sell.
 (3) Includes 4,155,328 shares owned by Asher Investment Partners, of which Mr. Asher is a partner and 7,205 shares owned by Asher Holdings Inc., of which Mr. Asher is the sole shareholder. Mr. Asher's address is 6601 Park of Commerce Blvd., Boca Raton, Florida 33487. Mr. Asher formerly served as President, Chief Executive Officer and a director of DBT Online.
 (4) Includes (i) 900,000 shares owned by Invemed Associates LLC, (ii) 200 shares owned by Mr. Langone's spouse and (iii) 200,000 shares issuable upon exercise of currently exercisable options. Mr. Langone is Chairman of the Board, Chief Executive Officer and President of Invemed and the principal shareholder of Invemed's parent corporation, Invemed Securities, Inc. Mr. Langone's address is 375 Park Ave., Suite 2205, New York, New York 10152.
 (5) Based on our review of a Schedule 13G filed with the Commission on February 16, 1999, we believe these shares are held by The Equitable Companies Incorporated.
 (6) The number of shares being offered does not include 721,478 shares to be sold by Charles A. Asher if the underwriters exercise their over-allotment option in full. Consequently, the shares beneficially owned after the offering include these 721,478 shares. The underwriters will purchase the first 128,986 shares of the over-allotment from RFT Capital Ventures and The Sharon L. Guenther Revocable Trust. Mr. Asher's address is 400 Trigon Building, 224 W. Jefferson Blvd., South Bend, Indiana 46601.
 (7) Based on our review of a Schedule 13G filed with the Commission on February 12, 1999, we believe these shares are held by George Soros, Stanley F. Druckemuller, and Duquesne Capital Management LLC.
 (8) Includes (i) 29,420 shares owned by SPSP Corporation of which Mr. Erlbaum is President, director, and a 36.7% shareholder, (ii) 3,750 shares held by trusts for which Mr. Erlbaum serves as trustee or co-trustee, (iii) 139,360 shares owned by Erlbaum Family L.P., whose general partner is a company for which Mr. Erlbaum serves as President, (iv) 2,922 shares owned by Mr. Erlbaum's son, and (v) 200,000 shares issuable upon exercise of currently exercisable options.
 (9) Includes 157,895 shares issuable pursuant to currently exercisable stock options.
(10) Includes 10,000 shares issuable pursuant to currently exercisable stock options.
(11) Includes 33,334 shares issuable pursuant to currently exercisable stock options.
(12) Includes 20,000 shares issuable pursuant to currently exercisable stock options.
(13) Mr. Fournet was recently named as our President and Chief Executive Officer. The number of shares beneficially owned by Mr. Fournet does not include 200,000 shares of common stock issuable pursuant to unvested stock options.
(14) Includes 730,813 shares issuable pursuant to currently exercisable stock options.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.10 per share, and 5,000,000 shares of preferred stock, par value $0.10 per share. As of June 30, 1999, there were 19,002,663 shares of the common stock outstanding held of record by 498 persons. No shares of preferred stock have been issued and there is no present intention to issue any shares of preferred stock.

COMMON STOCK

     Holders of our common stock are entitled to receive, as, when and if declared by the Board of Directors from time to time, dividends and other distributions in cash, stock or property of ours out of assets or funds available for such purposes, subject to any dividend preferences which may be attributable to any issued and outstanding preferred stock. Holders of common stock are entitled to one vote for each share held of record on all matters on which shareholders may vote.

     There are no preemptive, conversion, redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of the liquidation, dissolution or winding up of us, holders of common stock are entitled to share ratably in the assets available for distribution.

PREFERRED STOCK

     Our board of directors, without further action by the shareholders, is authorized to issue an aggregate of 5,000,000 shares of preferred stock. No shares of preferred stock are outstanding and we have no plans to issue a new series of preferred stock. Our board of directors may, without shareholder approval, issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, each of which could adversely affect the voting power of the holders of common stock. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging or delaying a third party from acquiring, a majority of our outstanding stock.

ANTI-TAKEOVER MEASURES

     Certain provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws may have the effect of making it more difficult or discouraging a takeover attempt that is opposed by the board of directors. These provisions include (1) a staggered board of directors; (2) restrictions on the persons eligible to call a special meeting of shareholders; (3) limitations on the size of our board of directors; and (4) the ability of the board of directors to authorize the issuance of preferred stock in series.

     Also, some provisions of Pennsylvania law could have the effect of deterring takeovers. In our Bylaws, we have opted out of subchapters E, F, G, H, I and J of Section 25 of the Pennsylvania Business Corporation Law. Generally, these subchapters provide special protections against acquisitions of publicly-held corporations subject to the Securities Exchange Act of 1934.

REGISTRATION RIGHTS

     Prior to December 22, 1999, we are required to file a registration statement covering 329,172 shares of common stock underlying the warrants we granted in connection with the KnowX.com and Informed acquisitions and to use our best efforts to cause the registration statement to become effective as soon as practicable. We have agreed to register on such registration statement any shares beneficially owned by RFT Capital Ventures LP and The Sharon L. Guenther Revocable Living Trust that are not sold in this offering pursuant to the underwriters' over-allotment option. In connection with our merger with IRSC, we may be required to register up to 300,967 shares of our common stock after May 6, 2001.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated October 7, 1999, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation and Invemed Associates LLC are acting as representatives, the following respective numbers of shares of common stock:

                                                           NUMBER
UNDERWRITER                                               OF SHARES
-----------                                               ---------
Credit Suisse First Boston Corporation..................  2,834,879
Invemed Associates LLC..................................  2,834,879
                                                          ---------
          Total.........................................  5,669,758
                                                          =========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     Some of the selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 850,464 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $0.82 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After this offering, the price to public and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay.

                                              PER SHARE                           TOTAL
                                   -------------------------------   -------------------------------
                                      WITHOUT            WITH           WITHOUT            WITH
                                   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT   OVER-ALLOTMENT
                                   --------------   --------------   --------------   --------------
Underwriting discounts and
  commissions paid by us.........      $1.38            $1.38          $1,380,000       $1,380,000
Expenses payable by us...........      $0.16            $0.10          $  187,688       $  212,688
Underwriting discounts and
  commissions paid by selling
  shareholders...................      $1.38            $1.38          $6,444,266       $7,617,906
Expenses payable by the selling
  shareholders...................      $0.16            $0.16          $  699,102       $  699,102

     We, our executive officers and directors and certain other shareholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 100 days after the date of this prospectus.

     We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

          - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

          - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

          - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

          - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Invemed Associates LLC, one of the underwriters, has provided financial advisory services to us in the past, for which customary compensation has been received. Kenneth G. Langone, one of our directors and shareholders, is Chairman of the Board, Chief Executive Officer and President of Invemed Associates and is the principal shareholder of Invemed Associates' parent, Invemed Securities, Inc. Invemed Associates is a shareholder of DBT Online. See "Principal and Selling Shareholders." By virtue of Invemed Associates' beneficial ownership of our voting securities, Invemed Associates may be deemed to be our affiliate under the National Association of Securities Dealers, Inc. Conduct Rules. The offering therefore is being conducted in accordance with the applicable provisions of Rule 2720 of the National Association of Securities Dealers, Inc. Conduct Rules. The underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Credit Suisse First Boston Corporation has provided financial advisory services to us in the past, and acted as financial advisor to us in connection with our acquisition of KnowX.com and Informed, for which customary compensation has been, and will be, received.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered in this prospectus will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with the offering will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of DBT Online, Inc. and subsidiaries (except I.R.S.C., Inc. and subsidiaries) as of December 31, 1998 and 1997 and for the three years ended December 31, 1998 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, as stated in their reports appearing in this prospectus and elsewhere in the registration statement. The consolidated financial statements of I.R.S.C., Inc. and subsidiaries (consolidated with those of DBT Online, Inc.) have been audited by Corbin & Wertz as stated in their report included herein. The consolidated financial statements of DBT Online, Inc. and subsidiaries are included in this prospectus in reliance upon the respective reports of such firms in each case given upon their authority as experts in accounting and auditing. Deloitte & Touche LLP and Corbin & Wertz are independent auditors.

     The financial statements of the Online Public Records Business (a division of Information America, Inc., including the KnowX.com and Informed product lines) as of December 31, 1998 and for the year then ended, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-3 (Registration No. 333-85689) that we filed with the Securities and Exchange Commission. The registration statement (including the attached exhibits and schedules) contains additional relevant information about us and our common stock. The rules and regulations of the Commission allow us to omit certain information included in the Registration Statement from this prospectus. In addition, the Commission permits us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the Commission after the date of this prospectus will automatically update and supersede this information. However, any information contained herein shall modify or supersede information contained in documents we filed with the Commission before the date of this prospectus.

     We incorporate by reference our Annual Report on Form 10-K and Form 10-K/A-1 for the year ended December 31, 1998 filed by us with the Commission, our Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1999 and on Form 10-Q for the quarter ended June 30, 1999. We incorporate by reference exhibit 10.2 to US SEARCH.com's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999. We incorporate by reference our Reports on Form 8-K dated August 12, 1999 and September 3, 1999. We also incorporate by reference any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the shares of common stock being registered or until this offering is otherwise terminated.

     If you request a copy of any or all of the documents incorporated by reference by written or oral request, then we will send to you the copies you requested at no charge. However, we will not send exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to DBT Online, Inc., 4530 Blue Lake Road, Boca Raton, FL 33431, Attention: Timothy Leonard, (561) 982-5240.

     In addition, we file reports, proxy statements and other information with the Commission under the Exchange Act. You may read and copy this information at the following locations of the Commission: (1) Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, (2) Midwest Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and (3) Northeast Regional Office, Seven World Trade Center, New York, New York 10048.

     You may also obtain copies of this information by mail from the Public Reference Section of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the Commission's Public Reference Room in Washington, D.C. can be obtained by calling the Commission at 1-800-SEC-0330.

     The Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the Commission. The address of that site is http://www.sec.gov.

     Our common stock is listed on The New York Stock Exchange under the symbol "DBT". You may also obtain reports, proxy statements and other information concerning our listing on the NYSE at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                         INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS OF DBT ONLINE, INC. AND
SUBSIDIARIES FOR THE
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
Independent Auditors' Reports...............................  F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1997......................................................  F-4
Consolidated Statements of Operations for the Years Ended
  December 31, 1998, 1997 and 1996..........................  F-5
Consolidated Statements of Changes in Stockholders' Equity
  for the Years Ended December 31, 1998, 1997 and 1996......  F-6
Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998, 1997 and 1996..........................  F-7
Notes to Consolidated Financial Statements..................  F-8
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF DBT
  ONLINE, INC. AND SUBSIDIARIES FOR THE SIX MONTH PERIODS
  ENDED JUNE 30, 1999 AND 1998
Condensed Consolidated Balance Sheets as of June 30, 1999
  and December 31, 1998.....................................  F-20
Condensed Consolidated Statements of Operations for the six
  month periods ended June 30, 1999 and 1998................  F-21
Condensed Consolidated Statements of Cash Flows for the six
  month periods ended June 30, 1999 and 1998................  F-22
Notes to Condensed Consolidated Financial Statements........  F-23
FINANCIAL STATEMENTS OF ONLINE PUBLIC RECORDS BUSINESS (A
  DIVISION OF INFORMATION AMERICA, INC.) FOR THE YEARS ENDED
  DECEMBER 31, 1998 AND 1997 AND THE SIX MONTHS ENDED JUNE
  18, 1999 AND JUNE 19, 1998
Report of Independent Accountants...........................  F-27
Balance Sheets..............................................  F-28
Statements of Operations....................................  F-29
Statements of Cash Flows....................................  F-30
Notes to Financial Statements...............................  F-31

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of DBT Online, Inc. and subsidiaries:

We have audited the consolidated balance sheets of DBT Online, Inc. and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of the Company and I.R.S.C., Inc. and subsidiaries ("IRSC"), which has been accounted for as a pooling of interests as described in Note 11 to the consolidated financial statements. We did not audit the consolidated financial statements of IRSC, which statements reflect total assets of 2% of consolidated total assets as of December 31, 1998 and 1997, and total revenues of 12%, 16% and 25% of consolidated total revenues for the years ended December 31, 1998, 1997 and 1996, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for IRSC, for 1998, 1997, and 1996 is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of DBT Online, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Certified Public Accountants

Fort Lauderdale, Florida
February 15, 1999 (September 23, 1999 as to the effects of the business combinations described in Note 11)

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
I.R.S.C., Inc.

     We have audited the consolidated balance sheets of I.R.S.C., Inc. and subsidiaries ("IRSC") as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998 (not presented separately herein). Those consolidated financial statements are the responsibility of IRSC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IRSC as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          Corbin & Wertz

Irvine, California
August 12, 1999

                       DBT ONLINE, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents...................................  $21,324   $ 7,913
Accounts receivable, less allowance:
  1998, $399; 1997, $350....................................    9,409     5,189
Short-term investments......................................   25,840    44,207
Prepaid expenses and other current assets...................    2,422     1,729
Prepaid income taxes........................................       --       217
                                                              -------   -------
  Total current assets......................................   58,995    59,255
Property and equipment, net.................................   18,806     9,770
Patents, less accumulated amortization:
  1998, $4,012; 1997, $2,317................................    9,830    11,525
Goodwill, less accumulated amortization:
  1998, $1,170; 1997, $344..................................    4,637     5,463
Other assets................................................      103       342
                                                              -------   -------
  Total assets..............................................  $92,371   $86,355
                                                              =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities....................  $ 3,273   $ 4,622
Due to other patent interest holders........................    1,394       995
Income taxes payable........................................      406        --
                                                              -------   -------
  Total current liabilities.................................    5,073     5,617
Deferred income taxes.......................................    3,405     4,155
Commitments and contingencies (Note 7)......................       --        --
STOCKHOLDERS' EQUITY:
Preferred stock, $0.10 par value, 5,000 shares authorized;
  no shares issued or outstanding...........................       --        --
Common stock, $0.10 par value, 100,000 shares and 40,000
  shares authorized at December 31, 1998 and 1997,
  respectively; 18,906 shares and 18,821 shares issued and
  outstanding at December 31, 1998 and 1997, respectively...    1,890     1,882
Additional paid-in capital..................................   69,559    69,153
Retained earnings...........................................   12,444     5,548
                                                              -------   -------
  Total stockholders' equity................................   83,893    76,583
                                                              -------   -------
  Total liabilities and stockholders' equity................  $92,371   $86,355
                                                              =======   =======

See notes to consolidated financial statements.

                       DBT ONLINE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                         YEAR ENDED DECEMBER 31,
                                                       ---------------------------
                                                        1998      1997      1996
                                                       -------   -------   -------
Revenues.............................................  $54,103   $37,777   $22,607
Patent royalties.....................................    6,636     6,670     2,382
                                                       -------   -------   -------
  Total revenues and royalties.......................   60,739    44,447    24,989
                                                       -------   -------   -------
Cost of revenues.....................................   26,152    17,957    11,418
Sales and marketing..................................    6,508     4,367     2,434
Research and development.............................    3,078     2,364     2,052
General and administrative...........................   17,317    11,978     8,273
                                                       -------   -------   -------
  Total expenses.....................................   53,055    36,666    24,177
                                                       -------   -------   -------
Income from operations...............................    7,684     7,781       812
Interest income (expense), net.......................    2,330     1,491      (174)
                                                       -------   -------   -------
Income before income taxes...........................   10,014     9,272       638
Provision for income taxes...........................    3,118     3,171       198
                                                       -------   -------   -------
  Net income.........................................  $ 6,896   $ 6,101   $   440
                                                       =======   =======   =======
Net income per share (basic).........................  $  0.36   $  0.35   $  0.04
                                                       =======   =======   =======
Weighted-average shares outstanding (basic)..........   18,900    17,568    12,561
                                                       =======   =======   =======
Net income per share (diluted).......................  $  0.35   $  0.33   $  0.03
                                                       =======   =======   =======
Weighted-average shares outstanding (diluted)........   19,612    18,495    12,835
                                                       =======   =======   =======

See notes to consolidated financial statements.

                       DBT ONLINE, INC. AND SUBSIDIARIES

                           CONSOLIDATED STATEMENTS OF
                        CHANGES IN STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                            COMMON STOCK
                                        ---------------------   ADDITIONAL   RETAINED
                                         NUMBER                  PAID-IN     EARNINGS
                                        OF SHARES   PAR VALUE    CAPITAL     (DEFICIT)    TOTAL
                                        ---------   ---------   ----------   ---------   -------
BALANCE at January 1, 1996............   10,688      $    11     $ 4,055      $  (993)   $ 3,073
  Change in par value.................       --        1,058      (1,058)          --         --
  Stock issued for acquisition........    5,132          513      14,235           --     14,748
  Exercise of stock options...........       60            6         137           --        143
  Stock options issued for services,
     net of income taxes..............       --           --         528           --        528
  Net income..........................       --           --          --          440        440
                                         ------      -------     -------      -------    -------
BALANCE at December 31, 1996..........   15,880        1,588      17,897         (553)    18,932
  Exercise of stock options...........      106           10         866           --        876
  Issuance of common stock for cash...    2,690          269      46,543           --     46,812
  Stock issued for acquisition........      145           15       3,474           --      3,489
  Tax benefit of stock options........       --           --         242           --        242
  Stock options issued................       --           --         131           --        131
  Net income..........................       --           --          --        6,101      6,101
                                         ------      -------     -------      -------    -------
BALANCE at December 31, 1997..........   18,821        1,882      69,153        5,548     76,583
  Exercise of stock options...........       75            7         165           --        172
  Stock issued for employee benefit
     plan.............................       10            1         241           --        242
  Net income..........................       --           --          --        6,896      6,896
                                         ------      -------     -------      -------    -------
BALANCE at December 31, 1998..........   18,906      $ 1,890     $69,559      $12,444    $83,893
                                         ======      =======     =======      =======    =======

See notes to consolidated financial statements.

                       DBT ONLINE, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                        YEAR ENDED DECEMBER 31,
                                                     -----------------------------
                                                       1998       1997      1996
                                                     --------   --------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income.........................................  $  6,896   $  6,101   $   440
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization....................     8,022      5,802     3,133
  Deferred income taxes............................      (750)      (146)     (595)
  Stock issued for Employee Benefit Plan...........       242         --        --
  Tax benefit of stock options.....................        --        242        --
  Stock options issued for services................        --        131       661
  Changes in operating assets and liabilities:
  Accounts receivable..............................    (4,220)    (1,916)   (1,067)
  Prepaid expenses and other current assets........      (693)    (1,177)     (220)
  Accounts payable and accrued liabilities.........    (1,349)     1,813       105
  Due to other patent interest holders.............       399       (416)      121
  Income taxes.....................................       623       (835)     (996)
                                                     --------   --------   -------
     Net cash provided by operating activities.....     9,170      9,599     1,582
CASH FLOWS FROM INVESTING ACTIVITIES
Property and equipment purchased...................   (14,537)    (6,949)   (5,371)
Cash (used) acquired in acquisition................        --     (2,488)    8,505
Decrease in other assets...........................       239        102        49
Proceeds from sales or maturities of investments...    18,367         --        --
Purchases of short-term investments................        --    (44,207)       --
                                                     --------   --------   -------
     Net cash (used in) provided by investing
       activities..................................     4,069    (53,542)    3,183
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock.............        --     46,812        --
Net change in bank line-of-credit..................        --       (200)      100
Proceeds from exercise of stock options............       172        876       143
Proceeds from long-term debt borrowings............        --         --     1,500
Repayments on long-term debt.......................        --     (2,781)   (1,385)
Repayment on note payable, shareholder, and
  other............................................        --         --       200
                                                     --------   --------   -------
     Net cash provided by financing activities.....       172     44,707       558
                                                     --------   --------   -------
Net increase in cash and cash equivalents..........    13,411        764     5,323
Cash and cash equivalents at beginning of year.....     7,913      7,149     1,826
                                                     --------   --------   -------
Cash and cash equivalents at end of year...........  $ 21,324   $  7,913   $ 7,149
                                                     ========   ========   =======

See notes to consolidated financial statements.

                       DBT ONLINE, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

     DBT Online, Inc. (with its subsidiaries, the "Company"), through its subsidiaries Database Technologies, Inc. ("DBT"), The Information Connectivity Group, Inc. ("ICON") and I.R.S.C., Inc. and subsidiaries ("IRSC"), is engaged in the electronic information retrieval industry, which provides online, real-time access to public records. The Company, through its Patlex Corporation ("Patlex") subsidiary, is involved in the patent enforcement and exploitation business, whereby the Company collects royalty fees from a group of laser patents.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of DBT Online, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions are eliminated.

     USE OF ESTIMATES. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying Notes. Actual results could differ from those estimates.

     CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments with a remaining original maturity at the date of purchase of three months or less to be cash equivalents.

     PROPERTY AND EQUIPMENT. Property and equipment is recorded at cost and depreciated using accelerated methods over the estimated useful lives of the assets. Useful lives range from three to 10 years. Expenditures for routine maintenance and repairs are charged to expense as incurred.

     PATENTS AND GOODWILL. The patent costs are amortized on a straight-line basis over the remaining lives of the patents. Goodwill is amortized on a straight-line basis over seven years.

     CARRYING VALUE OF LONG-LIVED ASSETS. Management reviews long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If there is an indication of impairment, management prepares an estimate of future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition. If these cash flows are less than the carrying amount of the asset, an impairment loss is recognized, to write down the asset to its estimated fair value. Assets, if any, that management has committed to a plan to dispose, whether by sale or abandonment, are reported at the lower of carrying amount or fair value, less cost to sell. Preparation of estimated expected future cash flows is inherently subjective and is based on management's best estimate of assumptions concerning future conditions.

     REVENUE RECOGNITION. The Company recognizes revenue at the time of customer access. Accounts receivable are primarily with law enforcement agencies, insurance companies, law firms, and other licensed investigation companies. Patent royalties are recognized pursuant to license agreements that require the licensees to periodically report

                       DBT ONLINE, INC. AND SUBSIDIARIES
activity to the Company. The Company's customers are numerous and spread over a wide geographic area. As such, the Company believes that it does not have an abnormal concentration of credit risk within any one market or any one geographic area.

     RESEARCH AND DEVELOPMENT COSTS. Costs for research and development activities are expensed as incurred, and aggregated $3,078, $2,364, and $2,052 for years ended December 31, 1998, 1997, and 1996, respectively.

     FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to their short-term nature. Short-term investments are classified as available-for-sale and are carried at fair value.

     NET INCOME PER SHARE. Basic net income per share is determined by dividing net income by the weighted-average shares outstanding. Diluted net income per share is determined by dividing net income by the weighted-average shares outstanding including the effect of stock options, if dilutive. The weighted-average number of shares for stock options included in the diluted weighted-average shares outstanding were 712,000, 927,000, and 274,000 in 1998, 1997, and 1996, respectively.

     NEW ACCOUNTING PRONOUNCEMENT. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 130 (SFAS No. 130), Comprehensive Income. This standard is effective for financial statements for fiscal years beginning after December 15, 1997. Other comprehensive income refers to revenue, expenses, gains, and losses that under generally accepted accounting principles are included in comprehensive income but are excluded from net income, as these amounts are recorded directly as an adjustment to stockholders' equity. The components of comprehensive income are not significant, individually or in the aggregate, and therefore, no separate statement of comprehensive income has been presented.

     RECLASSIFICATIONS. Certain amounts have been reclassified to conform with the 1998 presentation.

2. ACQUISITIONS

     On August 1, 1997, the Company acquired all of the stock of ICON. The consideration paid included both cash of $2.5 million and common stock of the Company valued at $3.5 million. For accounting purposes, the transaction was treated as a purchase. The Company recorded goodwill of approximately $5.8 million in connection with this acquisition, which is being amortized over seven years. Had the acquisition of ICON been consummated as of January 1, 1996, the pro forma results of operations for the Company would not have been materially affected.

     On August 20, 1996, the former shareholders of Patlex approved a plan of reorganization pursuant to which the Company was reorganized into a holding company structure, and each share of Patlex was converted into a share of the Company. Also on August 20, 1996, a wholly-owned subsidiary of the Company merged with Database Technologies, Inc. Pursuant to the terms of the merger and reorganization, the former shareholders of Patlex owned approximately 33.2% of the Company, and the former owners

                       DBT ONLINE, INC. AND SUBSIDIARIES
of Database Technologies, Inc. owned 66.8% of the Company, based on the shares and options outstanding at August 20, 1996. For accounting purposes, this transaction was treated as a purchase of Patlex, with DBT as the accounting acquirer.

     The purchase price was determined based on the 5,895,428 shares of Company common stock and stock options issued (based on the number of shares of Patlex common stock and options to purchase Patlex common stock outstanding immediately prior to the merger, as prescribed by the merger agreement), which were valued at $14,060, together with transaction costs of $689 and was allocated to Patlex's assets and liabilities based upon their estimated fair values at August 20, 1996. A summary of such allocation follows:

Current assets, including cash of $8,505....................  $ 8,966
Investment in patents.......................................   13,844
Other assets................................................       27
Current liabilities.........................................   (3,715)
Other liabilities...........................................   (4,373)
                                                              -------
  Total purchase price......................................  $14,749
                                                              =======

     As a consequence of this transaction, the consolidated financial statements include the results of operations for Patlex for the period from August 20, 1996, forward.

3. PROPERTY AND EQUIPMENT, NET

     Property and equipment consisted of the following:

                                                               AT DECEMBER 31,
                                                              ------------------
                                                                1998      1997
                                                              --------   -------
Computer equipment..........................................  $ 22,554   $16,255
Office furniture and equipment..............................     1,599       989
Leasehold improvements......................................     7,588       367
                                                              --------   -------
Total cost..................................................    31,741    17,611
Less: Accumulated depreciation..............................   (12,935)   (7,841)
                                                              --------   -------
  Property and equipment, net...............................  $ 18,806   $ 9,770
                                                              ========   =======

     Depreciation expense was $5,501, $3,763, and $2,511 for the years ended December 31, 1998, 1997 and 1996, respectively.

                       DBT ONLINE, INC. AND SUBSIDIARIES

4. SHORT-TERM INVESTMENTS

     At December 31, 1998 and 1997, short-term investments consisted of the following:

                                                               AT DECEMBER 31,
                                                              -----------------
                                                               1998      1997
                                                              -------   -------
State and municipal bonds (including accrued interest of
  $1,000 and $544 as of December 31, 1998 and 1997,
  respectively).............................................  $25,840   $37,027
Certificates of deposit (including accrued interest of $86
  as of December 31, 1997)..................................       --     7,180
                                                              -------   -------
  Total.....................................................  $25,840   $44,207
                                                              =======   =======

     STATE AND MUNICIPAL BONDS. The Company has investments in state and municipal bonds that are classified as available-for-sale and are carried at fair value. There were gross unrealized gains of $52 and gross unrealized losses of $78 as of December 31, 1998. There were approximately $66 of gross unrealized gains and losses as of December 31, 1997, with respect to such securities. During 1998, there were $276 in realized gains on the sale of securities. Cost is determined based on specific identification. During 1997, there were no sales of any of the Company's state and municipal bonds. At December 31, 1998, these investments have contractual maturities as follows:

Within 1 year...............................................  $ 4,166
After 1 through 5 years.....................................   17,969
After 5 through 10 years....................................    1,542
After 10 years..............................................    2,163
                                                              -------
  Total.....................................................  $25,840
                                                              =======

     Certain of the Company's state and municipal bonds are concentrated in specific geographic regions. The states in which a significant component of these investments resided at December 31, 1998 were as follows:

Florida.....................................................  $10,408
Washington..................................................    2,058
New Mexico..................................................    1,315
Maryland....................................................    1,088
Nevada......................................................    1,067
Maine.......................................................    1,032
Texas.......................................................    1,030
Illinois....................................................    1,016
Others......................................................    6,826
                                                              -------
  Total.....................................................  $25,840
                                                              =======

                       DBT ONLINE, INC. AND SUBSIDIARIES

5. PATENTS

     Patlex owns a 64% income interest in Laser Patent revenue relating to certain patents relating to laser technology. The most commercially significant of the Laser Patents is the Gas Discharge Laser Patent (U.S. Patent No. 4,704,583), which covers gas discharge lasers. In addition, the Laser Patents consist of the Brewster Angle Window Patent (U.S. Patent No. 4,746,201), which involves the use of an optical system, including optical elements, to polarize light. The Gas Discharge Laser Patent expires in November 2004 and the Brewster Angle Window Patent expires in May 2005. Upon the expiration of the applicable patent, Patlex loses its right to exclude others from exploiting the inventions claimed therein and, accordingly, the obligation of third parties to make royalty payments to Patlex will cease.

6. INCOME TAXES

     Significant components of the provision for income taxes are as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                          -------------------------
                                                           1998      1997     1996
                                                          ------    ------    -----
Current
  Federal.............................................    $3,541    $3,051    $ 684
  State...............................................       327       267      109
                                                          ------    ------    -----
                                                           3,868     3,318      793
Deferred
  Federal.............................................      (718)     (127)    (543)
  State...............................................       (32)      (20)     (52)
                                                          ------    ------    -----
                                                            (750)     (147)    (595)
                                                          ------    ------    -----
     Provision for income taxes.......................    $3,118    $3,171    $ 198
                                                          ======    ======    =====

     Deferred income taxes reflect the net income tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Annual changes in these temporary differences constitute the principal reconciling items between pretax accounting income and taxable income. Significant components of the Company's deferred tax liabilities and assets as of December 31, 1998 and 1997, are as follows:

                                                              AT DECEMBER 31,
                                                              ---------------
                                                               1998     1997
                                                              ------   ------
Deferred tax liabilities
  Patents...................................................  $3,609   $4,121
  Cash basis accounting.....................................      37       66
  Purchased data............................................     300      292
                                                              ------   ------
                                                               3,946    4,479
Deferred tax assets
  Depreciation..............................................      62       73
  IRB loss carry forward....................................     308      400
  Reserves and other........................................     371      251
                                                              ------   ------
                                                                 741      724
Valuation allowance.........................................    (200)    (400)
                                                              ------   ------
     Net deferred income tax liability......................  $3,405   $4,155
                                                              ======   ======

                       DBT ONLINE, INC. AND SUBSIDIARIES

     The Company has a capital loss carry-over of approximately $900 for tax purposes, which expires in 2000. The related deferred tax asset has been partially offset by a valuation allowance, as the Company initiated certain tax-planning strategies that may result in utilizing this loss carry-over.

     The reconciliation of income tax computed at the federal statutory rate to income tax expense is as follows:

                                                           YEAR ENDED DECEMBER 31,
                                                           -----------------------
                                                            1998    1997    1996
                                                            ----    ----    ----
Federal statutory rate....................................   34%     34%     34%
Non-deductible merger expenses............................   --      --       8
Tax-exempt investment income..............................   (2)     (1)     --
Research and development credit...........................   (1)     (1)    (15)
State income taxes, net of federal income tax benefit.....    2       1       6
Benefit of capital loss carry forward.....................   (2)     --      --
Other.....................................................   --       1      (2)
                                                             --      --     ---
                                                             31%     34%     31%
                                                             ==      ==     ===

     The Company paid income taxes of $3,238, $3,828 and $1,854 in 1998, 1997, and 1996, respectively.

7. COMMITMENTS AND CONTINGENCIES

LITIGATION

     Due to the nature of Patlex's business, and especially its involvement in the enforcement of patent rights, Patlex is from time to time involved in litigation with alleged infringers of the Laser Patents. Patlex regards all such lawsuits as occurring in the ordinary course of business. Furthermore, as a result of the involvement of the United States Patent and Trademark Office in granting and denying patent applications and in conducting reexaminations of patents, Patlex has in the past been required to prosecute appeals to the United States District Court from Patent and Trademark Office rulings adverse to Patlex's interest. No such appeals are pending at this time, and Patlex does not anticipate such appeals will be necessary in the future with regard to the Laser Patents. In connection with suits filed against alleged patent infringers to enforce a patent, defendants often file counterclaims seeking payment by the plaintiffs of any damages suffered by the defendants on account of the lawsuit and reimbursement by the plaintiffs of the defendant's costs and attorney's fees. While such counterclaims have been filed against Patlex, to date Patlex has not incurred liability with regard to such counterclaims. Patlex may also be required to file suits to enforce collection and compliance under its patent license agreements with its current licensees.

     The Company may be involved in other litigation from time to time in the ordinary course of its business. The Company is not currently involved in any other litigation, or to its knowledge, is any litigation currently threatened that could have a material effect on its financial position or results of operations.

                       DBT ONLINE, INC. AND SUBSIDIARIES

EMPLOYMENT AGREEMENTS

     In March 1991, Patlex entered into an employment agreement with its chairman, Frank Borman, effective January 1, 1991. The agreement provides for minimum annual compensation of $145 and provides for an initial three-year employment period, which is automatically extended for an additional year on its anniversary date unless the Company notifies him it does not wish to extend the term of the agreement. This agreement has been extended for a three-year period effective April 1, 1997. The 1998 annual compensation rate for Mr. Borman was $160.

     In August 1997, the Company entered into an employment agreement with its President and Chief Executive Officer, Charles A. Lieppe, which provides for a four-year term beginning August 15, 1997, and ending on August 14, 2001, unless terminated earlier in accordance with certain circumstances. The 1998 annual compensation rate for Mr. Lieppe was $250.

LEASES

     The Company leases all of its office space under agreements expiring on various dates through 2008. These leases contain renewal options ranging from three to 10 years.

     IRSC leases its facility under a non-cancelable operating lease agreement with a related party. Under such lease, the Company is obligated to pay for certain repairs, maintenance, taxes and insurance. The lease expires on December 31, 2000 and provides for monthly rental payments of $9, plus common area maintenance charges.

     Future minimum payments under operating leases that have non-cancelable terms in excess of one year are as follows:

YEARS ENDING DECEMBER 31,
-------------------------
1999........................................................  $   529
2000........................................................    1,131
2001........................................................    1,136
2002........................................................    1,145
2003........................................................    1,195
Thereafter through 2008.....................................    5,723
                                                              -------
Total.......................................................  $10,859
                                                              =======

     Rent expense was $1,054, $730, and $488, respectively, for the years ended December 31, 1998, 1997, and 1996.

8. STOCK OPTIONS AND BENEFIT PLAN

STOCK OPTIONS

     The Company has incentive and non-qualified stock option plans for directors and key employees, and has 6,000,000 shares of common stock reserved for issuance under these

                       DBT ONLINE, INC. AND SUBSIDIARIES
plans. The incentive and non-qualified options become exercisable as determined by the Board of Directors, and have a term of 10 years.

     Option activity, segregated into ranges of exercise prices, is summarized as follows:

                                                                                                                  WTD.-AVG.
                        NUMBER      WTD.-AVG.                 WTD.-AVG.      NUMBER      WTD.-AVG.     NUMBER       EXER.
                          OF       EXER. PRICE    NUMBER     EXER. PRICE       OF       EXER. PRICE      OF         PRICE
                        SHARES      PER SHARE    OF SHARES    PER SHARE      SHARES      PER SHARE     SHARES     PER SHARE
                       ---------   -----------   ---------   -----------   ----------   -----------   ---------   ----------
Acquired in
  connection w/the
  acquisition and
  recognition........                             700,000      $ 2.38
Granted..............   47,772        $0.01                                 1,032,000     $20.00
Exercised............                             (60,000)     $ 2.38
Cancelled............                                                         (22,000)    $20.00
                        ------        -----       -------      ------      ----------     ------       -------      ------
Outstanding at
  12/31/96...........   47,772        $0.01       640,000      $ 2.38       1,010,000     $20.00
Granted..............                                                       1,144,000     $21.76       220,000      $28.97
Exercised............                              (9,500)     $ 2.38          42,666     $20.00
Cancelled............                                                        (186,333)    $18.81
                        ------        -----       -------      ------      ----------     ------       -------      ------
Outstanding at
  12/31/97...........   47,772        $0.01       630,500      $ 2.38       1,925,001     $21.16       220,000      $28.97
Granted..............                                                         260,000     $20.84        86,000      $28.44
Exercised............                             (72,605)     $ 2.38
Cancelled............                                                         (36,000)    $20.00
                        ------        -----       -------      ------      ----------     ------       -------      ------
Outstanding at
  12/31/98...........   47,772        $0.01       557,895      $ 2.38       2,149,001     $21.16       306,000      $28.82
                        ======        =====       =======      ======      ==========     ======       =======      ======
Exercisable at
  12/31/98...........   47,772        $0.01       557,895      $ 2.38         737,035     $21.76        55,417      $28.89
                        ======        =====       =======      ======      ==========     ======       =======      ======

     The options with a $0.01 weighted-average exercise price have a weighted-average remaining contractual life of 7.5 years. The Company recorded compensation expense associated with this stock option grant of $131 and $306 in 1997 and 1996, respectively.

     The options with a $2.38 weighted-average exercise price have a weighted-average remaining contractual life of 6.8 years; those with a weighted-average exercise price of $21.16 (range of $16.00-$23.63) have a weighted-average remaining contractual life of 8.4 years; and those with a weighted-average exercise price of $28.82 (range of $26.00-$32.13) have a weighted-average remaining contractual life of 8.9 years.

     The Company accounts for stock options issued to employees in accordance with Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees. The Company's employee stock options are issued with exercise prices that equal the market price of the Company's common stock on the date of grant and, consequently, no compensation expense is recognized, except for the compensation expense discussed above relating to the options with a $0.01 exercise price issued by IRSC prior to the merger with the Company.

     The Statement of Financial Accounting Standards No. 123 (SFAS No. 123) requires entities that account for awards for stock-based compensation to employees in accordance with APB No. 25 to present pro forma disclosures of net income and earnings per share as

                       DBT ONLINE, INC. AND SUBSIDIARIES
if compensation cost was measured at the date of grant based on the fair value of the award. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                         1998      1997      1996
                                                        -------   -------   -------
Risk-free interest rate...............................      6.5%      6.5%      6.5%
Dividend yield........................................     none      none      none
Volatility factors....................................       57%       43%       47%
Weighted-average expected life........................  5 years   5 years   5 years

     The weighted-average fair value per option granted during 1998, 1997, and 1996, was $16.79, $10.17, and $8.65, respectively.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's net income and net income per share (diluted) would have been reduced to the following pro forma amounts for the years ended December 31, 1998, 1997, and 1996, as follows:

                                                            1998     1997    1996
                                                           ------   ------   -----
Net income
  As reported............................................  $6,896   $6,101   $ 440
  Pro forma..............................................   3,424    4,037     100
Net income per share (diluted)
  As reported............................................  $ 0.35   $ 0.33   $0.03
  Pro forma..............................................    0.17     0.22    0.01

     The above pro forma amounts reflect the effect of stock options granted subsequent to January 1, 1996. Accordingly, the pro forma amounts may not be representative of the future effects on reported net income and earnings per share that will result from the future granting of stock options, since the pro forma compensation expense is allocated over the periods in which options become exercisable and new option awards are granted each year.

BENEFIT PLAN

     During 1997, the Company adopted a 401(k) plan that is available to substantially all of its employees. The Company provides a match of 66% of the employees' contribution, with a maximum benefit of up to 4% of eligible compensation in the form of Company common stock. Contribution expense was $309 and $89 in 1998 and 1997, respectively.

                       DBT ONLINE, INC. AND SUBSIDIARIES

9. RELATED PARTY TRANSACTIONS

NOTE RECEIVABLE -- RELATED PARTY

     IRSC has a note receivable from a related party. The note is non-interest bearing and is due on demand. As of December 31, 1998, the outstanding balance was $219. The note was subsequently paid in full on March 30, 1999.

CONSULTING FEES

     IRSC has a consulting agreement with an affiliate. Pursuant to the agreement, IRSC shall pay the affiliate $28 per month for consulting services. Additionally, IRSC shall reimburse the affiliate for certain travel and administrative expenses incurred on behalf of IRSC. During the years ended December 31, 1998 and 1997 IRSC paid the affiliate $375 and $365, respectively.

10. BUSINESS SEGMENTS

     The Company's reportable segments, namely electronic information and patent enforcement, are organized based on their products and services. Information concerning the segments in which the Company operates is shown in the table below. Operating profit is derived as total revenues less operating expenses; interest expense and general corporate expenses have not been considered. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. General corporate assets consist primarily of cash and cash equivalents and short-term investments. Substantially all revenues are derived from, and its assets located in, the United States of America.

                                                         YEAR ENDED DECEMBER 31,
                                                       ---------------------------
                                                        1998      1997      1996
                                                       -------   -------   -------
REVENUES:
Electronic information...............................  $54,103   $37,777   $22,607
Patent enforcement...................................    6,636     6,670     2,382
                                                       -------   -------   -------
  Consolidated revenues..............................  $60,739   $44,447   $24,989
                                                       =======   =======   =======
OPERATING PROFIT:
Electronic information...............................  $ 5,252   $ 4,688   $    97
Patent enforcement...................................    3,903     3,928     1,341
                                                       -------   -------   -------
Segment operating profit.............................    9,155     8,616     1,438
Interest income (expense)............................    2,330     1,491      (174)
General corporate expense............................   (1,471)     (835)     (626)
                                                       -------   -------   -------
  Consolidated income before income taxes............  $10,014   $ 9,272   $   638
                                                       =======   =======   =======

                       DBT ONLINE, INC. AND SUBSIDIARIES

                                                         YEAR ENDED DECEMBER 31,
                                                       ---------------------------
                                                        1998      1997      1996
                                                       -------   -------   -------
IDENTIFIABLE ASSETS:
Electronic information...............................  $33,572   $23,405   $10,266
Patent enforcement...................................   18,769    17,689    20,292
                                                       -------   -------   -------
  Total identifiable assets..........................   52,341    41,094    30,558
General corporate assets.............................   40,030    45,261       263
                                                       -------   -------   -------
  Consolidated assets................................  $92,371   $86,355   $30,821
                                                       =======   =======   =======
CAPITAL EXPENDITURES:
Electronic information...............................  $14,530   $ 6,942   $ 5,348
Patent enforcement...................................        7         7        23
                                                       -------   -------   -------
  Consolidated capital expenditures..................  $14,537   $ 6,949   $ 5,371
                                                       =======   =======   =======
DEPRECIATION AND AMORTIZATION OF IDENTIFIABLE ASSETS:
Electronic information...............................  $ 6,313   $ 4,107   $ 2,505
Patent enforcement...................................    1,709     1,695       628
                                                       -------   -------   -------
  Consolidated depreciation and amortization.........  $ 8,022   $ 5,802   $ 3,133
                                                       =======   =======   =======

11. SUBSEQUENT EVENTS

     On May 6, 1999, the Company entered into an Agreement and Plan of Reorganization with IRSC and its shareholders pursuant to which the Company merged with IRSC in a business combination accounted for as a pooling of interests. The Company issued 432,346 shares of its common stock to effect the merger which closed on May 6, 1999. The accompanying consolidated financial statements and notes thereto have been restated to reflect the combined financial condition, results of operations and cash flows of the Company and IRSC. Results of operations for the separate companies prior to the combination are as follows:

                                                      COMPANY
                                                     PRIOR TO
YEAR ENDED DECEMBER 31:                             COMBINATION    IRSC    COMBINED
-----------------------                             -----------   ------   --------
1998:
Total revenues and royalties......................    $53,549     $7,190   $60,739
Net income........................................      6,702        194     6,896
1997:
Total revenues and royalties......................    $37,546     $6,901   $44,447
Net income........................................      5,998        103     6,101
1996:
Total revenues and royalties......................    $18,703     $6,286   $24,989
Net income (loss).................................        519        (79)      440

     On September 23, 1999, the Company acquired KnowX.com and Informed for $25 million in cash and warrants to acquire 329,172 shares of the Company's common

                       DBT ONLINE, INC. AND SUBSIDIARIES
stock. The warrants have an exercise price of $52.50 per share and are exercisable at any time until March 23, 2001. The acquisition agreement contains customary representations and warranties and indemnification provisions. The transaction was accounted for using the purchase method. In connection with the Company's acquisition of KnowX.com and Informed, West Publishing (the parent of the seller) has entered into a non-competition agreement with the Company. Also in connection with the acquisition, the Company entered into employment agreements with certain key employees of KnowX.com. In addition, the Company entered into a transition service agreement with West Publishing which will allow the Company to use West Publishing's data to support the KnowX.com and Informed products for a period of up to one year, after which the Company will only use its databases. The transition services agreement will also require West Publishing to provide the Company with technical support during such transition period.

                       DBT ONLINE, INC. AND SUBSIDIARIES

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                       AT JUNE 30,   AT DECEMBER 31,
                                                          1999            1998
                                                       -----------   ---------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents............................   $ 25,002         $21,324
Accounts receivable, less allowance: June 30,
  1999 -- $405
  December 31, 1998 -- $399..........................     12,074           9,409
Short-term investments...............................     24,651          25,840
Prepaid expenses and other current assets............      2,562           2,422
Prepaid income taxes.................................        494              --
                                                        --------         -------
  Total current assets...............................     64,783          58,995
Property and equipment, net..........................     21,283          18,806
Patents, less amortization: June 30, 1999 -- $4,860
  December 31, 1998 -- $4,012........................      8,983           9,830
Goodwill, less amortization: June 30, 1999 -- $1,597
  December 31, 1998 -- $1,170........................      5,335           4,637
Other assets.........................................        240             103
                                                        --------         -------
  Total Assets.......................................   $100,624         $92,371
                                                        ========         =======
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities.............   $  6,367         $ 3,273
Due to other patent interest holders.................      1,781           1,394
Income taxes payable.................................         --             406
                                                        --------         -------
  Total current liabilities..........................      8,148           5,073
Deferred income taxes................................      3,154           3,405
Commitments and contingencies........................         --              --
STOCKHOLDERS' EQUITY:
Preferred stock, $.10 par value. 5,000 shares
  authorized; no shares issued or outstanding........         --              --
Common stock, $.10 par value. 100,000 shares
  authorized; 19,003 shares and 18,906 shares issued
  and outstanding at June 30, 1999 and December 31,
  1998, respectively.................................      1,900           1,890
Additional paid-in capital...........................     71,515          69,559
Retained earnings....................................     16,130          12,444
Accumulated other comprehensive loss.................       (223)             --
                                                        --------         -------
  Total stockholders' equity.........................     89,322          83,893
                                                        --------         -------
  Total Liabilities and Stockholders' Equity.........   $100,624         $92,371
                                                        ========         =======

See notes to condensed consolidated financial statements.

                       DBT ONLINE, INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        SIX MONTHS ENDED JUNE 30,
                                                        --------------------------
                                                           1999           1998
                                                        -----------    -----------
Revenues..............................................    $34,595        $25,401
Patent royalties......................................      3,149          3,460
                                                          -------        -------
  Total revenues and royalties........................     37,744         28,861
                                                          -------        -------
Cost of revenues......................................     15,181         12,445
Sales and marketing...................................      5,331          3,378
Research and development..............................      2,201          1,297
General and administrative............................      9,650          7,781
Merger and acquisition costs..........................        817             --
                                                          -------        -------
  Total expenses......................................     33,180         24,901
                                                          -------        -------
Income from operations................................      4,564          3,960
Interest income, net..................................        903          1,104
                                                          -------        -------
Income before income taxes............................      5,467          5,064
Provision for income taxes............................      1,862          1,704
                                                          -------        -------
  Net income..........................................    $ 3,605        $ 3,360
                                                          =======        =======
Net income per common share (basic)...................    $  0.19        $  0.18
                                                          =======        =======
Weighted average shares outstanding (basic)...........     18,947         18,895
                                                          =======        =======
Net income per common share (diluted).................    $  0.18        $  0.17
                                                          =======        =======
Weighted average shares outstanding (diluted).........     19,972         19,761
                                                          =======        =======

See notes to condensed consolidated financial statements.

                       DBT ONLINE, INC. AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                        SIX MONTHS ENDED JUNE 30,
                                                        --------------------------
                                                           1999           1998
                                                        -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income............................................    $ 3,605        $ 3,360
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization.......................      4,133          3,571
  Deferred taxes......................................       (251)          (251)
  Stock issued for employee benefit plan..............        142            242
  Changes in operating assets and liabilities:
  Accounts receivable.................................     (2,660)        (1,585)
  Prepaid expenses and other current assets...........       (133)          (533)
  Accounts payable and accrued liabilities............      2,973            383
  Due to other patent interest holders................        387            285
  Income taxes payable................................       (900)          (239)
                                                          -------        -------
     Net cash provided by operating activities........      7,296          5,233
CASH FLOWS FROM INVESTING ACTIVITIES:
Property and equipment purchased......................     (5,231)        (8,014)
Cash paid for acquisition, net of cash acquired.......       (436)            --
(Increase) decrease in other assets...................       (133)           238
Proceeds from maturity of investments.................        966          7,309
                                                          -------        -------
     Net cash used in investing activities............     (4,834)          (467)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options...............      1,823            172
Payments on long-term debt............................       (607)            --
                                                          -------        -------
     Net cash provided by financing activities........      1,216            172
                                                          -------        -------
     Net increase in cash and cash equivalents........      3,678          4,938
Cash and cash equivalents at beginning of period......     21,324          7,913
                                                          -------        -------
Cash and cash equivalents at end of period............    $25,002        $12,851
                                                          =======        =======

See notes to condensed consolidated financial statements.

                       DBT ONLINE, INC. AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
               (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

     The following should be read in conjunction with the consolidated financial statements and the notes thereto, for the year ended December 31, 1998.

NOTE 1.  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of DBT Online, Inc. and its wholly owned subsidiaries (the "Company"). The interim consolidated financial statements as of June 30, 1999 and for the six months ended June 30, 1999 and 1998 are unaudited. All significant intercompany accounts and transactions have been eliminated. The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. Such adjustments consist solely of normal recurring accruals. Results for the interim periods are not necessarily indicative of results for a full year.

NOTE 2.  BUSINESS COMBINATIONS

     On May 26, 1999, the Company acquired all of the common stock of WinSHAPES for approximately $442 in cash plus the payment of liabilities in the amount of $704. WinSHAPES is a company engaged in the development of software that converts data into graphic illustrations that visualize interrelationships among people, businesses, vehicles and other assets. The transaction was accounted for as a purchase and the Company's results of operations include the results of WinSHAPES since the date of acquisition. Goodwill resulting from this transaction is $1,125, and is being amortized on a straight-line basis over seven years. Pro forma operating information is not provided for this acquisition because its effects on the results of operations are not material.

     On May 6, 1999, the Company acquired I.R.S.C., Inc. ("IRSC") pursuant to the merger (the "IRSC Merger") of a wholly owned subsidiary of the Company, with and into IRSC. Upon consummation of the IRSC Merger, IRSC became a wholly owned subsidiary of the Company. IRSC is a provider of court records and other public information used to conduct pre-employment screening and other anti-fraud due diligence services for business customers.

                       DBT ONLINE, INC. AND SUBSIDIARIES

     As a result of the IRSC Merger, each share of IRSC common stock was converted into the right to receive approximately 1.43 shares of Company common stock or 432,346 common shares of the Company in the aggregate. The IRSC Merger was accounted for as a pooling-of-interests and, accordingly the Company's financial statements for periods prior to the IRSC Merger have been restated to include the results of IRSC for all periods presented. Details of the results of operations of the Company and IRSC for the three months ended March 31, 1999 (the end of the interim period nearest the date that the combination was consummated) and the six months ended June 30, 1998 are as follows:

                                                            THREE MONTHS     SIX MONTHS
                                                               ENDED            ENDED
                                                           MARCH 31, 1999   JUNE 30, 1998
                                                           --------------   -------------
Revenues:
Company..................................................     $16,442          $25,470
IRSC.....................................................       1,746            3,391
                                                              -------          -------
          Combined.......................................     $18,188          $28,861
                                                              =======          =======
Net income:
Company..................................................     $ 1,871          $ 3,308
IRSC.....................................................          79               52
                                                              -------          -------
          Combined.......................................     $ 1,950          $ 3,360
                                                              =======          =======

NOTE 3.  COMPREHENSIVE INCOME

     Comprehensive income for the three and six months ended June 30, 1999 and 1998 are as follows:

                                                       THREE MONTHS       SIX MONTHS
                                                      ENDED JUNE 30,    ENDED JUNE 30,
                                                      ---------------   ---------------
                                                       1999     1998     1999     1998
                                                      ------   ------   ------   ------
Net income..........................................  $1,655   $1,781   $3,605   $3,360
Adjustment to reconcile net income to total
  comprehensive income:
Unrealized loss on investments......................    (194)             (223)
                                                      ------   ------   ------   ------
Comprehensive income................................  $1,461   $1,781   $3,382   $3,360
                                                      ======   ======   ======   ======

NOTE 4. BUSINESS SEGMENTS

     The Company's reportable segments, namely electronic information and patent enforcement, are organized based on their products and services. Information concerning the segments in which the Company operates is shown in the table below. Operating profit is derived as total revenues less operating expenses; interest expense and general corporate expenses have not been considered. Identifiable assets by segment are those assets that are used in the Company's operations in each segment. General corporate assets consist

                       DBT ONLINE, INC. AND SUBSIDIARIES
primarily of cash and cash equivalents and short-term investments. Substantially all revenues are derived from, and its assets located in, the United States of America.

                                                             SIX MONTHS ENDED
                                                                 JUNE 30,
                                                          -----------------------
                                                            1999         1998
                                                          --------   ------------
REVENUES:
Electronic information..................................  $ 34,595     $25,401
Patent enforcement......................................     3,149       3,460
                                                          --------     -------
  Consolidated revenues.................................  $ 37,744     $28,861
                                                          ========     =======
OPERATING PROFIT:
Electronic information..................................  $  3,186     $ 2,534
Patent enforcement......................................     1,771       2,032
                                                          --------     -------
Segment operating profit................................     4,957       4,566
Interest income.........................................       903       1,104
General corporate expense...............................      (393)       (606)
                                                          --------     -------
  Consolidated income before income taxes...............  $  5,467     $ 5,064
                                                          ========     =======
CAPITAL EXPENDITURES:
Electronic information..................................  $  5,229     $ 8,007
Patent enforcement......................................         2           7
                                                          --------     -------
  Consolidated capital expenditures.....................  $  5,231     $ 8,014
                                                          ========     =======
DEPRECIATION AND AMORTIZATION OF IDENTIFIABLE ASSETS:
Electronic information..................................  $  3,280     $ 2,717
Patent enforcement......................................       853         854
                                                          --------     -------
  Consolidated depreciation and amortization............  $  4,133     $ 3,571
                                                          ========     =======

                                                           AS OF        AS OF
                                                          JUNE 30,   DECEMBER 31,
                                                            1999         1998
                                                          --------   ------------
IDENTIFIABLE ASSETS:
Electronic information..................................  $ 38,668     $33,572
Patent enforcement......................................    16,065      18,769
                                                          --------     -------
  Total identifiable assets.............................    54,733      52,341
General corporate assets................................    45,891      40,030
                                                          --------     -------
  Consolidated assets...................................  $100,624     $92,371
                                                          ========     =======

NOTE 5. LITIGATION

     Our IRSC subsidiary, its former chairman and principal shareholder and DBT Online are parties to a lawsuit against a group of eight companies that used to do business with

                       DBT ONLINE, INC. AND SUBSIDIARIES

IRSC. These eight companies allege that IRSC was obligated to enter into a merger agreement with them and that the former chairman of IRSC was obligated to work for the company surviving the merger. The companies also allege that we interfered with the obligations of IRSC and its former chairman by acquiring IRSC. When these companies threatened to sue, we filed a lawsuit against them in federal court to establish jurisdiction of the action in Florida. We believe we have meritorious defenses to these companies' claims.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder of Information America, Inc.

     In our opinion, the accompanying balance sheet and the related statements of operations and of cash flows present fairly, in all material respects, the financial position of the Online Public Records Business (a division of Information America, Inc. including the KnowX.com and Informed product lines) at December 31, 1998 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

     The Online Public Records Business is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

Minneapolis, Minnesota
August 9, 1999

                         ONLINE PUBLIC RECORDS BUSINESS
                   (A DIVISION OF INFORMATION AMERICA, INC.)

                                 BALANCE SHEETS
                             (AMOUNTS IN THOUSANDS)

                                                          JUNE 18,     DECEMBER 31,
                                                            1999           1998
                                                         -----------   ------------
                                                         (UNAUDITED)
ASSETS
Cash...................................................    $   --          $ --
Accounts receivable, less an allowance for doubtful
  accounts of $274 and $91 as of June 18, 1999 and
  December 31, 1998, respectively......................     1,133           598
Prepaids...............................................       112            --
                                                           ------          ----
  Total current assets.................................     1,245           598
Property and equipment, net (Note 2)...................       234           175
                                                           ------          ----
  Total assets.........................................    $1,479          $773
                                                           ======          ====

LIABILITIES AND NET INVESTMENT OF PARENT
Accrued advertising expenses...........................    $  778          $488
Accrued royalties......................................       294           160
Accrued workforce related costs (Note 5)...............        47            69
                                                           ------          ----
  Total current liabilities............................     1,119           717
Net investment of Parent (Note 3)......................       360            56
                                                           ------          ----
  Total liabilities and net investment of Parent.......    $1,479          $773
                                                           ======          ====

See accompanying notes to financial statements.

                         ONLINE PUBLIC RECORDS BUSINESS
                   (A DIVISION OF INFORMATION AMERICA, INC.)

                            STATEMENTS OF OPERATIONS
                             (AMOUNTS IN THOUSANDS)

                                                         FOR THE
                                                    SIX MONTHS ENDED       FOR THE
                                                   -------------------    YEAR ENDED
                                                   JUNE 18,   JUNE 19,   DECEMBER 31,
                                                     1999       1998         1998
                                                   --------   --------   ------------
                                                       (UNAUDITED)
REVENUES:
Online Public Records (Informed).................  $ 2,742    $ 2,678      $ 5,507
KnowX............................................    3,485        823        2,884
                                                   -------    -------      -------
     Total revenues..............................  $ 6,227    $ 3,501      $ 8,391
                                                   -------    -------      -------

EXPENSES (NOTE 4):
Cost of revenue:
  Online Public Records (Informed)...............    1,665      1,472        3,034
  KnowX..........................................    1,283        674        1,574
Selling and marketing............................    2,098      1,075        2,574
General and administrative.......................    2,282      1,150        3,353
                                                   -------    -------      -------
     Total expenses..............................    7,328      4,371       10,535
                                                   -------    -------      -------
Operating loss...................................  $(1,101)   $  (870)     $(2,144)
Interest expense (Note 4)........................       71         86          161
                                                   -------    -------      -------
Loss before income taxes.........................   (1,172)      (956)      (2,305)
Income taxes.....................................       --         --           --
                                                   -------    -------      -------
     Net loss....................................  $(1,172)   $  (956)     $(2,305)
                                                   =======    =======      =======

See accompanying notes to financial statements.

                         ONLINE PUBLIC RECORDS BUSINESS
                   (A DIVISION OF INFORMATION AMERICA, INC.)

                            STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                         FOR THE
                                                    SIX MONTHS ENDED       FOR THE
                                                   -------------------    YEAR ENDED
                                                   JUNE 18,   JUNE 19,   DECEMBER 31,
                                                     1999       1998         1998
                                                   --------   --------   ------------
                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss.........................................  $(1,172)   $  (956)     $(2,305)
Adjustments to reconcile net loss to net cash
  used by operating activities:
  Depreciation expense...........................       87         71          147
  Provision for doubtful accounts................      272         --           95
Changes in working capital:
  Increase in accounts receivable................     (807)      (257)        (153)
  Increase in prepaids...........................     (112)        --           --
  Increase/(decrease) in accrued workforce
     related costs...............................      (22)        80           38
  Increase in accrued royalties..................      134        105           65
  Increase/(decrease) in accrued advertising
     expense.....................................      290         (5)         413
                                                   -------    -------      -------
     NET CASH USED BY OPERATING ACTIVITIES.......   (1,330)      (962)      (1,700)
                                                   -------    -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment...............     (146)        --           --
                                                   -------    -------      -------
     NET CASH USED BY INVESTING ACTIVITIES.......     (146)        --           --
                                                   -------    -------      -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contributions, net (Note 3)..............    1,476      1,268        1,502
                                                   -------    -------      -------
     NET CASH PROVIDED BY FINANCING ACTIVITIES...    1,476      1,268        1,502
                                                   -------    -------      -------

Net change in cash...............................       --        306         (198)
Cash -- beginning of period......................       --        198          198
                                                   -------    -------      -------
CASH -- END OF PERIOD............................  $    --    $   504      $    --
                                                   =======    =======      =======

See accompanying notes to financial statements.

                         ONLINE PUBLIC RECORDS BUSINESS
                   (A DIVISION OF INFORMATION AMERICA, INC.)

                         NOTES TO FINANCIAL STATEMENTS
                             (AMOUNTS IN THOUSANDS)

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     The Online Public Records Business (the Business) is a division of Information America, Inc. (the Parent) which in turn is a wholly owned subsidiary of the ultimate parent, The Thomson Corporation. Information America, Inc. is currently negotiating the sale of the Business.

     The Business offers its customers two core product lines: Online Public Records, a comprehensive online search service that identifies relationships between people, assets and businesses focused on corporate customers accessible through the Informed interface; and KnowX, a service which provides Internet delivery of public records to the small business and the consumer market.

BASIS OF PRESENTATION

     These financial statements present the financial position and results of operations of Online Public Records and KnowX as they operated as units of Information America, Inc., including adjustments necessary for a fair presentation of the Business. All significant intercompany transactions and balances have been eliminated. The financial statements presented may not be indicative of the results that would have been achieved had the Business operated as an unaffiliated entity. Refer to Note 4, Related Party Transactions.

INTERIM FINANCIAL DATA (UNAUDITED)

     The financial information presented as of June 18, 1999, and for each of the six month periods ended June 18, 1999 and June 19, 1998, including related information set forth in the notes to financial statements, is unaudited. In the opinion of management, this financial information reflects the adjustments necessary for a fair presentation of the financial information for such periods. These adjustments consist of normal, recurring items. The results of operations for the six month period ended June 18, 1999 should not necessarily be taken as indicative of the results of operations that may be expected for the entire year.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                         ONLINE PUBLIC RECORDS BUSINESS
                   (A DIVISION OF INFORMATION AMERICA, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                             (AMOUNTS IN THOUSANDS)

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Business' financial instruments consist primarily of short-term trade receivables and payables for which the current carrying amount approximates fair market value.

REVENUE RECOGNITION

     Online Public Records utilizes high speed search and retrieval technology to provide its customers with access to public record information. The service is available to customers through dial-up interfaces or through the Internet using the Informed interface. Customers are charged on a monthly basis for their usage of the service.

     KnowX is an Internet-based public information service targeting small-office/home office users and consumers. Reported instantaneously via its Web interface, searches are conducted in real time and sold via credit card.

     In both cases, revenue is recognized at the time of delivery of online information.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. The costs of additions and improvements are capitalized while maintenance and repairs are charged to expense when incurred. Depreciation is provided using the straight-line method, principally over the estimated useful lives of the related assets ranging from three to five years.

     Management reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that it may not be recoverable. When events or circumstances so indicate, the associated long-term assets are assessed for recoverability in accordance with FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and adjusted accordingly.

ADVERTISING COSTS

     Advertising costs, primarily consisting of Internet banner advertising, sales brochures and direct marketing are expensed as incurred or the first time the advertising takes place. These costs, recorded with selling and marketing expense, amounted to approximately $845 for the year ended December 31, 1998.

CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

     Financial instruments which potentially subject the Business to concentrations of credit risk consist principally of trade accounts receivables; however, this risk is limited by the large number of customers in the Business' customer base. One corporate customer accounted for approximately $880 or 10.5% of total revenues in 1998. There are no other individual customers which represent more than 10% of revenue.

                         ONLINE PUBLIC RECORDS BUSINESS
                   (A DIVISION OF INFORMATION AMERICA, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                             (AMOUNTS IN THOUSANDS)

COMPREHENSIVE INCOME

     The Business does not have any items that would be classified as other comprehensive income.

NOTE 2.  PROPERTY AND EQUIPMENT

     Property and equipment as of December 31, 1998 consists of the following:

Computer hardware and software..............................  $ 413
Office furniture and equipment..............................     73
                                                              -----
                                                                486
Less: Accumulated depreciation..............................   (311)
                                                              -----
  Total Property and equipment, net.........................  $ 175
                                                              =====

NOTE 3.  NET INVESTMENT OF PARENT

     Net operating losses funded by the Parent are invested in the Business and have been reflected as Net Investment of Parent in the Balance Sheet. Net contributions from the Parent consist of both cash and non-cash amounts. Changes in the net investment of Parent (divisional equity) were as follows:

Net investment of parent -- December 31, 1997...............  $   859
Net loss....................................................   (2,305)
Net contributions from parent...............................    1,502
                                                              -------
Net investment of parent -- December 31, 1998...............       56
                                                              -------
Net loss (unaudited)........................................   (1,172)
Net contributions from parent (unaudited)...................    1,476
                                                              -------
Net investment of parent -- June 18, 1999 (unaudited).......  $   360
                                                              =======

     The Parent confirmed their present intention to provide sufficient financial resources to the Business to enable it to meet its obligations as they fall due and carry on its business without significant curtailment of operations as long as it continues to be a wholly owned division of Information America, Inc.

NOTE 4.  RELATED PARTY TRANSACTIONS

     Services provided to the Business by the Parent include expenses incurred and paid by the Parent on the Business's behalf, charges for periodic Parent services provided at rates which management considers to reflect the incremental cost of providing these services and allocations of costs based on relative activity levels. These cost allocations including corporate management, data center costs, sales and marketing and other general and administrative expenses are based on a variety of factors including sales volume, and time and effort.

                         ONLINE PUBLIC RECORDS BUSINESS
                   (A DIVISION OF INFORMATION AMERICA, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                             (AMOUNTS IN THOUSANDS)

     The Business uses a centralized approach to cash management and financing of the operations. There is no specific debt related to the Business; the Business' financing requirements are met by cash transactions with the Parent and are reflected in the Net Investment of Parent on the balance sheet. The Parent charges interest on its net investment in the Business based on reasonable cost of capital. Total allocated interest charges for the year ended December 31, 1998 approximated $161.

     The Business is part of a consolidated group and as such has extensive dealings with related entities. Management considers the intercompany charges, including the allocation of common costs from the Parent, to be reasonable. However, the terms of transactions were determined between related parties and may, therefore, differ from terms which would have occurred between wholly unrelated parties and may also differ from the costs which would have been incurred had the Business operated as a completely autonomous entity.

     Costs related to functions performed by the Parent and certain other costs which are attributable to the Business are included in the financial statements of the Business as follows:

                                                         FOR THE
                                                    SIX MONTHS ENDED       FOR THE
                                                   -------------------    YEAR ENDED
                                                   JUNE 18,   JUNE 19,   DECEMBER 31,
                                                     1999       1998         1998
                                                   --------   --------   ------------
                                                       (UNAUDITED)
COST OF REVENUE:
Royalties........................................   $  794     $  732       $1,501
Database center and office facilities............    1,416      1,210        2,505
                                                    ------     ------       ------
  Total cost of revenue..........................   $2,210     $1,942       $4,006
                                                    ======     ======       ======

OPERATING EXPENSES:
Sales and marketing..............................   $  582     $  819       $1,562
Executive management, finance, human resources
  and other administrative support services......      793        536        1,178
                                                    ------     ------       ------
  Total operating expenses.......................   $1,375     $1,355       $2,740
                                                    ======     ======       ======

     Revenues from related parties for the year ended December 31, 1998 total approximately $168.

NOTE 5.  WORKFORCE

     The Business has no legal employees. Employees of Information America, Inc. provide services to the Business. The associated salary, commission, and bonus amounts incurred by these related parties are charged to the Business based upon actual amounts incurred. The costs of any fringe benefits provided to the workforce by their employer,

                         ONLINE PUBLIC RECORDS BUSINESS
                   (A DIVISION OF INFORMATION AMERICA, INC.)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                             (AMOUNTS IN THOUSANDS)

including any related workforce taxes, are charged to the Business based upon estimates of actual amounts incurred. Workforce charges have been included in the allocated costs in Note 4 above.

NOTE 6.  INCOME TAXES

     The Business is part of a consolidated tax group with its Parent. Under the intergroup tax sharing arrangements, taxes are generally allocated as if the Business filed a separate tax return. No taxes have been provided on the Business' results for the year ended December 31, 1998 due to the loss for the year.

     Additionally, any deferred tax asset which would arise if the Business was a separate legal entity would be fully provided for as of December 31, 1998. This is based upon management's best estimate, based upon the weight of available evidence as prescribed in FAS 109, of the amounts of deferred tax assets which, more likely than not (a likelihood of slightly more than 50%) will not be realized.

                               (DBT ONLINE LOGO)